[Chesapeake letterhead]

January 31, 2003

Dear Fellow Shareholders:

You are cordially invited to attend the special meeting of shareholders of Chesapeake Financial Shares, Inc. on February 27, 2003 at 10:00 a.m. The meeting will be held at the Chesapeake Bank Operations Center, 35 School Street, Kilmarnock, Virginia.

At this important meeting, you will be asked to vote on a proposed transaction that, if approved, will result in termination of the registration of Chesapeake’s common stock under the federal securities laws and thereby eliminate the significant expense required to comply with the reporting and related requirements under those laws. Commonly referred to as a “going private” transaction, the proposed transaction will reduce the number of shareholders of record to fewer than 300, as required for the deregistration of our common stock under the federal securities laws. The reduction in the number of shareholders will be accomplished by amending our articles of incorporation to provide for a reverse 1-for-500 stock split followed immediately by a forward 500-for-1 stock split of our common stock. A copy of the proposed amendment is attached as Annex A to this proxy statement.

If approved at the special meeting, the transaction will affect Chesapeake shareholders as follows:

    Shareholder before completion of the transaction         Net effect after completion of the transaction

Shareholder holding 500 or more shares:                           None.

Shareholder holding fewer than 500 shares:                       Shares will be converted into the right to receive from
                                                                                                     Chesapeake $27.00 in cash per share.

Because Chesapeake has a large number of shareholders who own less than 500 shares, we expect that the number of shareholders of record will be reduced from approximately 457 to approximately 240, while the number of outstanding shares will decrease by only 6.5%—a reduction of approximately 83,200 shares from the current 1,288,227 outstanding shares.

After careful consideration, the Board of Directors concluded that the costs associated with being a “public” company are not justified by the benefits in view of our stock’s limited trading activity and consistently undervalued stock price based on our peer group comparisons. Accordingly, your Board of Directors believes this transaction is in the best interests of Chesapeake and its shareholders and unanimously recommends that you vote “FOR” the proposal.

Consummation of the transaction is subject to certain conditions, including the affirmative vote of at least a majority of the shares of Chesapeake common stock entitled to vote at the special meeting. It is anticipated that the transaction will become effective at 6:01 p.m. on February 27, 2003 or as soon as reasonably practicable thereafter. Details of the proposed transaction are set forth in the accompanying proxy statement, which we urge you to read carefully in its entirety.

Your vote is very important. Whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy card. If you do not vote, it will have the same effect as voting against the transaction.

We deeply appreciate your continuing loyalty and support, and we look forward to seeing you at the special meeting.

Sincerely yours,

/s/ Douglas D. Monroe, Jr. DOUGLAS D. MONROE, JR.
Chairman and Chief Executive Officer

CHESAPEAKE FINANCIAL SHARES, INC.
97 North Main Street
Kilmarnock, Virginia 22482

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD FEBRUARY 27, 2003

Chesapeake Financial Shares, Inc., a Virginia corporation (“Chesapeake”), will hold a special meeting of shareholders on February 27, 2003 at 10:00 a.m., Eastern time, at the Chesapeake Bank Operations Center, 35 School Street, Kilmarnock, Virginia for the following purposes:

•
To consider and vote upon a proposal to amend the articles of incorporation of Chesapeake that will provide for a reverse 1-for-500 stock split followed immediately by a forward 500-for-1 stock split of Chesapeake’s common stock (the “transaction”). As a result of the transaction, (a) each share of Chesapeake common stock held by a shareholder owning fewer than 500 shares immediately before the effective time of the transaction will be converted into the right to receive from Chesapeake $27.00 in cash, without interest, per share, and (b) each share of common stock held by a shareholder owning 500 or more shares will continue to represent one share of Chesapeake common stock after completion of the transaction. A copy of the proposed amendment to the articles of incorporation is attached as Annex A to the accompanying proxy statement; and

•	To transact any other business that may properly come before the meeting or any adjournment or postponement of the meeting.

We have fixed the close of business on January 17, 2003 as the record date for determining those shareholders entitled to notice of and to vote at the special meeting. If your shares are held in the name of a broker, trust or other nominee, you will need a proxy or letter from the broker, trustee or nominee in order to vote personally at the meeting.

The board of directors of Chesapeake has carefully considered the terms of the proposed transaction and believes that it is fair to, and in the best interests of, Chesapeake and its shareholders. The board of directors has unanimously approved the transaction and unanimously recommends that you vote FOR the approval of the transaction.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ John H. Hunt, II
John H. Hunt, II Secretary

January 31, 2003

Whether or not you plan to attend the special meeting, please complete, date, sign, and return the enclosed proxy card in the enclosed envelope. If you attend the special meeting, you may vote in person if you wish, even if you have previously returned your proxy card.

PROXY STATEMENT
FOR THE SPECIAL MEETING OF THE
SHAREHOLDERS OF
CHESAPEAKE FINANCIAL SHARES, INC.

The board of directors of Chesapeake provides this proxy statement to you to solicit your vote on the approval of the proposed amendment to our articles of incorporation that will provide for a reverse 1-for-500 stock split followed immediately by a forward 500-for-1 stock split of Chesapeake’s common stock.

As permitted under Virginia law, shareholders whose shares are converted into less than 1 share in the reverse split (meaning they held fewer than 500 shares at the effective time of the reverse split) will receive a cash payment from Chesapeake for their fractional share interests equal to $27.00 cash, without interest, for each share of common stock they held immediately before the reverse split.

Shareholders who own 500 or more shares at the effective time of the transaction will not be entitled to receive any cash for their fractional share interests resulting from the reverse split. The forward split that will immediately follow the reverse split will reconvert their whole shares and fractional share interests back into the same number of shares of common stock they held immediately before the effective time of the transaction. As a result, the total number of shares held by such a shareholder will not change after completion of the transaction. We refer to the reverse and forward stock splits, together with the related cash payments to shareholders holding fewer than 500 shares, as the “transaction.” If Chesapeake’s shareholders approve the transaction, each shareholder:

•	holding fewer than 500 shares of Chesapeake common stock at the time of the transaction will receive $27.00 cash, without interest, per share from Chesapeake; or

•	holding 500 or more shares at the time of the transaction will continue to hold the same number of shares after completion of the transaction and will not receive any cash payment from Chesapeake.

After the transaction, Chesapeake anticipates it will have approximately 240 shareholders of record. As a result, Chesapeake will no longer be subject to the annual and periodic reporting and related requirements under the federal securities laws that are applicable to public companies. In addition, Chesapeake’s common stock will cease to be traded on the OTC Bulletin Board and any trading in our common stock after the transaction will only occur in the “pink sheets” or in privately negotiated sales.

The transaction cannot occur unless the holders of more than a majority of the issued and outstanding shares of Chesapeake common stock approve the proposed amendment to our articles of incorporation, a copy of which is attached as Annex A to this proxy statement. The board of directors has scheduled a special meeting of shareholders to vote on the transaction as follows:

February 27, 2003 at 10:00 a.m. Chesapeake Bank Operations Center 35 School Street Kilmarnock, Virginia 22482

This document provides you with detailed information about the proposed transaction. Please see “Where You Can Find More Information” on page 51 for additional information about Chesapeake on file with the Securities and Exchange Commission.

This proxy statement and proxy card are being mailed to shareholders of Chesapeake beginning on January 31, 2003.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this proposed transaction, passed upon the merits or fairness of this transaction, or determined that the proxy statement is truthful or complete. It is illegal for any person to tell you otherwise.

SUMMARY TERM SHEET

This summary term sheet, together with the “Questions and Answers” section that follows, highlight selected information from the proxy statement about the proposed transaction. This summary term sheet and the question and answer section may not contain all of the information that is important to you. For a more complete description of the transaction, you should carefully read this proxy statement and all of its annexes before you vote. For your convenience, we have directed your attention in parentheses to the location in this proxy statement where you can find a more complete discussion of each item listed below.

As used in this proxy statement, “Chesapeake,” “we,” “our,” “ours” and “us” refer to Chesapeake Financial Shares, Inc. and all of its subsidiaries, and the transaction refers to the reverse and forward stock splits, together with the related cash payments to shareholders holding fewer that 500 shares at the effective time of the transaction.

The Transaction (Page 47)

If the transaction is approved and completed:

•
Chesapeake shareholders holding fewer than 500 shares of Chesapeake common stock at the effective time of the transaction will receive a cash payment from Chesapeake of $27.00 per share, without interest, for each share of common stock held immediately before the transaction;

•
Chesapeake shareholders holding 500 or more shares at the effective time of the transaction will continue to hold the same number of shares of Chesapeake common stock after completion of the transaction and will not receive any cash payment;

•	the officers and directors of Chesapeake at the effective time of the transaction will continue to serve as the officers and directors of Chesapeake immediately after the transaction; and

•	outstanding options held by our employees to acquire Chesapeake common stock will continue to be outstanding under their existing terms and conditions.

For a description of the provisions regarding the treatment of shares held in street name, please see “Proposed Amendment—Conversion of Shares” on page 47 of this proxy statement.

The Parties (Page 44)

•	Chesapeake is a Virginia corporation and registered financial holding company under the Bank Holding Company Act of 1956.

•	The principal executive offices of Chesapeake are located at 97 North Main Street, Kilmarnock, Virginia 22482.

•	The telephone number for Chesapeake is (804) 435-1181.

Vote Required; Record Date (Page 14)

Approval of the transaction requires the approval of the holders of at least a majority of the outstanding shares of Chesapeake common stock entitled to vote on the proposed transaction at the special meeting. As of the close of business on January 17, 2003, there were 1,288,227 shares of our common stock entitled to notice of and to vote at the special meeting.

Reasons for the Transaction (Page 19)

The board of directors of Chesapeake has determined that, for the reasons discussed in detail in the proxy statement, the transaction is in the best interests of Chesapeake and its shareholders. Chesapeake believes the transaction would:

•
relieve Chesapeake of the administrative burden and cost associated with filing reports and otherwise complying with the requirements of registration under the Securities Exchange Act of 1934 (the “Exchange Act”), by deregistering its common stock under the Exchange Act;

•	eliminate the expense and burden of dealing with Chesapeake’s high number of shareholders holding small positions in Chesapeake’s stock;

•
afford shareholders who own less than 500 shares of Chesapeake immediately before the transaction the opportunity to receive cash for their shares at a price that represents a premium of 20.7% and 18.1% over the average 30 and 60 trading closing price before the public announcement of the proposed going private transaction and without having to pay brokerage commissions; and

•	increase management’s flexibility to consider and initiate actions that may produce long-term benefits and growth without the pressure and expectation to produce quarterly earnings per share growth.

Recommendation of the Board of Directors (Page 20)

The board of directors of Chesapeake believes that the transaction is fair to and in the best interests of Chesapeake and its shareholders, including both affiliated and unaffiliated shareholders, and unanimously recommends that shareholders of Chesapeake vote “FOR” the approval of the transaction. As used in this proxy statement, the term “affiliated shareholder” means any shareholder who is a director or executive officer of Chesapeake, and the term “unaffiliated shareholder” means any shareholder other than an affiliated shareholder. Chesapeake’s directors and executive officers have indicated that they will vote all of their shares of Chesapeake stock in favor of the transaction. As of January 17, 2003 the directors and executive officers of Chesapeake beneficially owned a total of 508,193 shares of Chesapeake stock, or approximately 39.5% of the total shares entitled to vote at the special meeting. See “The Parties—Beneficial Ownership of Securities of Chesapeake.” No other shareholders have disclosed to Chesapeake how they intend to vote on this matter.

Background of the Transaction (Page 15)

Please see “Special Factors—Background of the Transaction” on page 15 for a discussion of the events leading up to the public announcement of this proposal and certain events that subsequently occurred.

Effects of the Transaction (Page 29)

As a result of the transaction, we anticipate that:

•
the registration of Chesapeake common stock under the Exchange Act will be terminated, and Chesapeake will no longer be a public company subject to the reporting and other requirements of the Exchange Act;

•
Chesapeake common stock will no longer be traded on the OTC Bulletin Board and price quotations for our common stock will no longer be available—any trading in our common stock after the transaction will only occur in the “pink sheets” or in privately negotiated sales;

•
shareholders who own fewer than 500 shares at the effective time of the transaction will no longer have an interest in or be a shareholder of Chesapeake and will not be able to participate in Chesapeake’s future earnings and growth, if any, unless they subsequently acquire shares of our common stock;

•
the number of our shareholders of record will be reduced from approximately 457 to approximately 240, and the number of outstanding shares of Chesapeake common stock will decrease by approximately 6.5% from 1,288,227 to approximately 1,205,000;

•	the percentage of ownership of Chesapeake common stock beneficially owned by the current executive officers and directors of Chesapeake as a group will increase from 41.1% to approximately 43.9%;

•
aggregate shareholders’ equity of Chesapeake as of September 30, 2002, will be reduced from approximately $23,669,000 on a historical basis to approximately $21,289,474 on a pro forma basis, but Chesapeake will continue to be a “well capitalized” institution under the applicable bank capital guidelines;

•	the book value per share of common stock as of September 30, 2002, will be reduced from $18.43 per share on a historical basis to approximately $17.73 per share on a pro forma basis;

•
Chesapeake’s capital will be reduced, including a decrease in Chesapeake’s Tier 1 capital as of September 30, 2002, from $29,456,000 on a historical basis (as adjusted to reflect the private placement of trust preferred securities) to $26,494,000 on a pro forma basis;

•
net income per share of common stock (including non-recurring income and expenses) for the year ended December 31, 2001, will increase from $2.12 on a historical basis to $2.17 on a pro forma basis ($2.07 to $2.11 on a fully-diluted basis); and

•
net income per share of common stock (including non-recurring income and expenses) for the nine months ended September 30, 2002, will increase from $1.78 on a historical basis to $1.88 on a pro forma basis ($1.74 to $1.84 on a fully-diluted basis).

Fairness Opinion of Financial Advisor (Page 23)

Scott & Stringfellow, Inc., financial advisor to Chesapeake, has delivered to the board of directors of Chesapeake its written opinion, to the effect that, as of the date of such opinion and based upon and subject to certain matters stated in the opinion, the cash consideration to be paid in the proposed going private transaction is fair, from a financial point of view, to our shareholders, including shareholders who will receive cash in the proposed going private transaction as well as those who will remain shareholders after the proposed going private transaction. The full text of the written opinion of Scott & Stringfellow, Inc., which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex B to this proxy statement. You should read the opinion carefully in its entirety, along with the discussion under “Special Factors—Opinion of the Financial Advisor.”

The opinion of Scott & Stringfellow, Inc. is directed to the Chesapeake board of directors, addresses only the fairness to holders of Chesapeake common stock from a financial point of view of the cash consideration to be paid in the proposed going private transaction and does not constitute a recommendation to any shareholder as to how such shareholder should vote at the special meeting.

Conditions to the Completion of the Transaction (Page 50)

The completion of the transaction depends upon the approval of the proposed amendment to our articles of incorporation that will implement the transaction by the holders of at least a majority of our outstanding shares.

Reservation of Rights (Page 51)

We reserve the right to abandon the transaction without further action by our shareholders at any time before the filing of the necessary amendment of Chesapeake’s articles of incorporation with the Virginia State Corporation Commission, even if the transaction has been authorized by our shareholders at the special meeting, and by voting in favor of the transaction you are expressly also authorizing us to determine not to proceed with the transaction if we should so decide. We also reserve the right to delay the transaction if there is litigation pending regarding the transaction.

U.S. Federal Income Tax Consequences (Page 35)

The receipt of cash in the transaction will be taxable for Federal income tax purposes.

Tax matters are very complicated, and the tax consequences to you of the transaction will depend on your own situation. To review the material tax consequences in greater detail, please read the discussion under “Special Factors—U.S. Federal Income Tax Consequences.”

No Dissenters’ Rights (Page 37)

Under Virginia law, you are not entitled to dissent from the transaction and receive the “fair value” of your shares.

Sources of Funds; Financing of the Transaction (Page 28)

We estimate that the total funds required to the consideration to shareholders entitled to receive cash for their Chesapeake shares and to pay fees and expenses relating to the transaction will be approximately $2,379,000. The consideration to shareholders and the fees and expenses incurred in connection with the transaction will be paid from the proceeds Chesapeake received from the private placement of our trust preferred securities. For a description of the terms of the financing, please read the discussion under “Special Factors—Financing the Transaction.”

Potential Conflicts of Interest of Executive Officers and Directors (Page 33)

The executive officers and directors of Chesapeake may have interests in the transaction that are different from your interests as a shareholder, or relationships that may present conflicts of interest, including the following:

•	Each member of the board of directors and each executive officer holds of record 500 or more shares of Chesapeake common stock and will retain their shares after the transaction; and

•
As a result of the transaction, the shareholders who own of record on January 17, 2003, 500 or more shares, such as our directors and some executive officers, will increase their percentage ownership interest in Chesapeake as a result of the transaction. For example, assuming the transaction is approved, the ownership percentage of the directors and executive officers will increase from 41.1% to approximately 43.9% as a result of the reduction of the number of shares of the common stock outstanding by an estimated 83,217 shares.

QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE TRANSACTION

About the Special Meeting and Voting Procedures

Q:	Why did you send me this proxy statement?

A:	We sent you this proxy statement and the enclosed proxy card because our board of directors is soliciting your votes for use at our special meeting of shareholders.

This proxy statement provides information that you need to know in order to cast an informed vote at the meeting. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

We began sending this proxy statement, notice of special meeting and the enclosed proxy card on or about January 31, 2003 to all shareholders entitled to notice of and to vote at the special meeting. The record date for shareholders entitled to vote is January 17, 2003. On that date, there were 1,288,227 shares of our common stock outstanding. Shareholders are entitled to the one vote for each share of common stock held as of the record date.

Q:	Should I send in my stock certificates now?

A:	No. After the transaction is completed, we will send instructions on how to receive any cash payments you may be entitled to receive.

Q:	What is the time and place of the special meeting?

A:	The special meeting will be held at the Chesapeake Bank Operations Center at 35 School Street, Kilmarnock, Virginia at 10:00 a.m., Eastern time, on February 27, 2003.

Q:	What am I being asked to vote on?

A:
You are being asked to vote on the approval of the proposed amendment to our articles of incorporation that will provide for a reverse 1-for-500 stock split followed immediately by a forward 500-for-1 stock split. Shareholders whose shares are converted into less than 1 share in the reverse split (meaning they held fewer than 500 shares at the effective time of the transaction) will receive a cash payment from Chesapeake for their fractional share interests equal to $27.00 cash, without interest, for each share of common stock they held immediately before the transaction. Shareholders who own 500 or more shares at the effective time of the transaction will continue to own the same number of shares after the transaction as they did before. After the transaction, Chesapeake will no longer be subject to the reporting and related requirements of the Exchange Act, and its common stock will cease to be traded on the OTC Bulletin Board. Any trading in our common stock after the transaction will only occur in the “pink sheets” or in privately negotiated sales.

Q:	Who may be present at the special meeting and who may vote?

A:
All holders of our common stock may attend the special meeting in person. However, only holders of our common stock of record as of January 17, 2003 may cast their votes in person or by proxy at the special meeting.

Q:	What is the vote required to approve the transaction?

A:
The proposal to approve the transaction must receive the affirmative vote of the holders of at least a majority of the shares of Chesapeake common stock issued and outstanding as of the record date. If you do not vote your shares, either in person or by proxy, or if you abstain from voting on this matter, it has the same effect as if you voted against the transaction. In addition, if you do not instruct your broker on how to vote on the transaction, your broker will not be able to vote for you. This will have the same effect as a vote against the transaction.

Q:	Who is soliciting my proxy?

A:	The board of directors of Chesapeake.

Q:	What is the recommendation of our board of directors regarding the proposal?

A:
Our board of directors has determined that the transaction is advisable and in the best interests of Chesapeake and its shareholders. Our board of directors has therefore unanimously approved the transaction and recommends that you vote “FOR” approval of this matter at the special meeting.

Q:	What do I need to do now?

A:	Please sign, date and complete your proxy card and promptly return it in the enclosed, self addressed, prepaid envelope so that your shares can be represented at the special meeting.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares for you ONLY if you instruct your broker how to vote for you. Your broker should mail information to you that will explain how to give these instructions.

Q:	Can I change my vote after I have mailed my signed proxy card?

A:
Yes. Just send by mail a written revocation or a later-dated, completed and signed proxy card before the special meeting or simply attend the special meeting and vote in person. You may not change your vote by facsimile or telephone.

Q:	What if I don’t send back a proxy card or vote my shares in person at the special meeting?

A:
If you don’t return your proxy card or vote your shares in person at the special meeting, each of those shares will be treated as a non-vote and will have the effect described above under “What is the vote required to approve the transaction?”

Q:	What happens if I sell my Chesapeake shares before the special meeting?

A:
The record date for the special meeting is earlier than the targeted effective time of the transaction. If you own shares of Chesapeake common stock on the record date but transfer your shares after the record date, but before the transaction, you will retain your right to vote at the special meeting based on the number of shares you owned on the record date. If you sell a sufficient number of shares so that you own fewer than 500 shares at the effective time of the transaction, you will receive $27.00 cash for each share you own immediately before the effective time of the transaction.

Q:	What happens if the special meeting is postponed or adjourned?

A:	Your proxy will be good and may be voted at the postponed or adjourned meeting. You will still be able to change or revoke your proxy until it is voted.

About the Transaction

Q:	What will I receive in the transaction?

A:
If you own fewer than 500 shares of Chesapeake common stock immediately before the effective time of the transaction, you will receive $27.00 in cash, without interest, from Chesapeake for each share you own. If you own 500 or more shares of Chesapeake common stock at the effective time of the transaction, you will not receive any cash payment for your shares in connection with the transaction and will continue to hold the same number of shares of Chesapeake common stock as you did before the transaction. Please read the discussion under “Special Factors—Conversion of Shares” for a description of the treatment of shares held in street name.

Q:	What if I hold shares in street name?

A:
Chesapeake intends for the transaction to treat shareholders holding common stock in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. However, nominees may have different procedures and shareholders holding common stock in street name should contact their nominees. Please read the discussion under “Special Factors—Conversion of Shares” for a description of the treatment of shares held in street name.

Q:	How will Chesapeake be operated after the transaction?

A:
After the transaction, Chesapeake will no longer be subject to the reporting and related requirements under the federal securities laws that are applicable to public companies. Chesapeake expects its business and operations to continue as they are currently being conducted and, except as disclosed in this proxy statement, the transaction is not anticipated to have any effect upon the conduct of such business. As a result of the transaction, shareholders of Chesapeake who receive cash for their shares in the transaction will no longer have a continuing interest as shareholders of Chesapeake and will not share in any future earnings and growth of Chesapeake. Also, Chesapeake expects that after the transaction, its common stock will be delisted from the OTC Bulletin Board. Any trading in our common stock will only occur in the “pink sheets” or in privately negotiated sales which may adversely affect the liquidity of the common stock.

Q:	When do you expect the transaction to be completed?

A:
We are working toward completing the transaction as quickly as possible, and we expect the transaction to be completed at 6:01 p.m. on February 27, 2003 or as soon as reasonably practicable thereafter.

Q:	What are the federal income tax consequences of the transaction to me?

A:
The receipt of cash in the transaction will be taxable for federal income tax purposes. Shareholders who do not receive cash in the transaction should not be subject to taxation as a result of the transaction. To review the material tax consequences in greater detail, please read the discussion under “Special Factors—U.S. Federal Income Tax Consequences.”

Q:	May I buy additional shares in order to remain a shareholder of Chesapeake?

A:
Yes. The key date is how many shares of common stock you own at the effective time of the transaction. So long as you are able to acquire a sufficient number of shares so that you own 500 or more shares at the effective time of the transaction, which we expect to occur at 6:01 p.m. on February 27, 2003 or as soon as reasonably practicable thereafter, your shares of Chesapeake common stock will not be cashed-out in the transaction.

Q:	Who can help answer my questions?

A:
If you have any questions concerning the transaction or the special meeting, or if you would like additional copies of this proxy statement or proxy card, please contact: Jeffrey M. Szyperski, or John H. Hunt, II, Chesapeake Financial Shares, Inc., 97 North Main Street, Kilmarnock, Virginia 22482. Their telephone number is (804) 435-1181.

SUMMARY FINANCIAL INFORMATION

Summary Historical Financial Information

The following summary of historical consolidated financial data was derived from Chesapeake’s audited consolidated financial statements as of and for each of the years ended December 31, 2001, 2000 and 1999 and from Chesapeake’s unaudited interim consolidated financial statements as of and for the nine months ended September 30, 2002 and 2001. The income statement data for the nine months ended September 30, 2002 is not necessarily indicative of results for a full year. This financial information is only a summary and should be read in conjunction with the consolidated financial statements of Chesapeake and other financial information, including the notes thereto, contained in Chesapeake’s Annual Report on Form 10-KSB for the year ended December 31, 2001 and Quarterly Report on Form 10-QSB for the quarter ended September 30, 2002, which information is incorporated by reference in this proxy statement. See “Where You Can Find More Information” on page 43 and “Documents Incorporated by Reference,” on page 43.

	Nine Months Ended September 30,		Year Ended December 31,
	2002	2001	2001	2000	1999
	(Dollars in thousands, except per share data)
Consolidated Income Statement Data:
Total interest income	$11,741	$12,761	$16,850	$15,667	$13,423
Total interest expense	4,013	5,994	7,524	7,871	6,174
Net interest income	7,728	6,767	9,326	7,796	7,249
Income before income taxes	3,063	2,645	3,574	2,950	2,751
Income tax expense	796	689	934	722	690
Net Income	2,266	1,955	2,640	2,228	2,061
Per Share Data:
Net income, basic	$1.78	$1.58	$2.12	$1.81	$1.67
Net income, diluted	1.74	1.54	2.07	1.76	1.60
Cash dividends declared	0.36	0.33	0.45	0.40	0.33
Consolidated Balance Sheet Data:
Total assets	$281,827	$234,002	$245,004	$224,213	$197,435
Shareholders’ equity	23,669	20,369	20,575	18,330	15,513
Tier 1 capital	22,092	19,431	20,060	17,776	16,134

Summary Unaudited Pro Forma Financial Information

The following summary unaudited pro forma consolidated income statement data of Chesapeake for the nine months ended September 30, 2002 gives effect to the transaction as if it had occurred on January 1, 2002, and the unaudited pro forma consolidated income statement data for the year ended December 31, 2001 gives effect to the transaction as if it had occurred on January 1, 2001. The unaudited consolidated balance sheet data of Chesapeake at September 30, 2002 gives effect to the transaction as if it had occurred on September 30, 2002, and the unaudited consolidated balance sheet data for the year ended December 31, 2001 gives effect to the transaction as if it had occurred on January 1, 2001. You should read the summary unaudited pro forma financial information in conjunction with the unaudited pro forma Financial information and the related assumptions and notes included in “Financial Information – Pro Forma Consolidated Financial Statements.” As described in such assumptions, the pro forma financial data assumes that 83,217 shares of Chesapeake common stock are cashed-out in connection with the transaction and $10 million of trust preferred securities are issued. The pro forma information set forth below is not necessarily indicative of what Chesapeake’s actual financial position or results of operations would have been had the transaction been consummated as of the above referenced dates or of the financial position or results of operations that may be reported by Chesapeake in the future.

	Nine Months Ended September 30, 2002	Year Ended December 31, 2001
	(Dollars in thousands, except per share data)
Consolidated Income Statement Data:
Total interest income	$12,117	$17,459
Total interest expense	4,370	8,236
Net interest income	7,746	9,223
Income before income taxes	3,030	3,403
Income tax expense	787	889
Net Income	$2,243	$2,514
Balance Sheet Data:
Total assets	$289,447	$252,624
Shareholders’ equity	21,289	18,195
Tier 1 capital	26,494	23,405

Selected Per Share Financial Information

The following table sets forth selected historical per share financial information for Chesapeake and unaudited pro forma per share financial information for Chesapeake giving effect to the transaction as if it had been consummated as of the end of each period presented, in the case of book value information, and as of the beginning of the respective reporting periods, in the case of income statement information. The information presented below is derived from (i) the consolidated historical financial statements of Chesapeake, including the related notes thereto, and (ii) the unaudited Pro Forma Consolidated Financial Statements, including the assumptions, contained elsewhere in this proxy statement. You should read this table together with the unaudited Pro Forma Consolidated Financial Statements and the related assumptions and the Selected Historical Financial Data included elsewhere in this proxy statement and the consolidated financial statements of Chesapeake and the notes thereto included in our Annual Report on Form 10-KSB for the year ended December 31, 2001 and our Quarterly Report on 10-QSB for the quarter ended September 30, 2002, which information is incorporated by reference in this proxy statement. As described in the assumptions to the unaudited Pro Forma Consolidated Financial Statements, the pro forma per share information assumes that 83,217 shares of Chesapeake common stock are cashed-out in connection with the transaction and $10 million of trust preferred securities are issued. The pro forma information set forth below is not necessarily indicative of what Chesapeake’s actual financial position or results of operations would have been had the transaction been consummated as of the above referenced dates or of the financial position or results of operations that may be reported by Chesapeake in the future.

	As of and for the Nine Months Ended September 30, 2002	As of and for the Year Ended December 31, 2001

Chesapeake—Historical:
Earnings (loss) per common share from continuing operations:
Basic	$1.78	$2.12
Diluted	1.74	2.07
Book value per common share(1)	18.43	16.39
Dividends per common share	0.36	0.45

Chesapeake—Pro Forma:
Earnings (loss) per common share from continuing operations(2):
Basic	$1.88	$2.17
Diluted	1.84	2.11
Book value per common share(3)	17.73	15.52
Dividends per common share	0.36	0.45

(1)	Historical book value per share is computed by dividing shareholders’ equity by the number of common shares outstanding at the end of the respective periods excluding the dilutive effect of options.
(2)
Pro forma earnings per share from continuing operations is computed by dividing pro forma net income from continuing operations by the historical weighted average shares outstanding for the respective periods minus the 83,217 shares of Chesapeake common stock assumed to be cashed out in the transaction.

(3)
Pro forma book value per share of Chesapeake is computed by dividing pro forma shareholders equity by the number of common shares outstanding at the end of the period minus the 83,217 shares of Chesapeake common stock assumed to be cashed-out in the transaction.

RECENT DEVELOPMENTS

For the quarter ended December 31, 2002, total assets increased to $293.1 million, compared to $281.8 million at September 30, 2002, and $245.0 million at December 31, 2001. Total loans were $196.3 million at December 31, 2002 compared to $191.8 million and $169.0 million at September 30, 2002 and December 31, 2001, respectively. Total deposits were $255.7 million at December 31, 2002 compared to $244.9 million and $211.8 million at September 30, 2002 and December 31, 2001, respectively. Net income for the fourth quarter decreased to $780,717 or basic earnings per share of $0.61 versus $819,691 or $0.64 per share reported for the third quarter of 2002, a 4.8% decrease. The decrease in earnings was due primarily to a reduction in fiduciary income as a result of a large number of related estate settlements.

For the year ended December 31, 2002, loans have increased 16.1% while our primary core customer funding sources have grown 20.7%. The net interest margin for 2002 was 4.61%, down slightly from 4.71% in the prior year. Chesapeake remains pleased with this result given the strong downward trend in interest rates over the last two years, which makes it more difficult for Chesapeake to maintain its relatively high net interest margin.

Return on beginning total assets was 1.24% for the year ended December 31, 2002, compared to 1.18% for 2001, and return on beginning total equity was 15.2% for 2002 versus 14.4% for 2001. Nonperforming loans as a percentage of total loans remained low at December 31, 2002 at 2.1%, up slightly from 1.8% at September 30, 2002.

On December 19, 2002, Chesapeake closed a $10 million private placement of trust preferred securities. As a result of this transaction, our Tier 1 capital increased from $22,092,000 at September 30, 2002 to an estimated $29,622,000 at December 31, 2002. The results for the quarter ended December 31, 2002 and the year ended 2002 described above are presented on an unaudited basis.

FORWARD LOOKING STATEMENTS

Forward looking statements are those statements that describe management’s beliefs and expectations about the future. We have identified forward looking statements by using words such as “anticipate,” “believe,” “could,” “estimate,” “may,” “expect,” and “intend.” Although we believe these expectations are reasonable, our operations involve a number of risks and uncertainties, including those described in this proxy statement and other documents filed with the Securities and Exchange Commission. Therefore, these types of statements may prove to be incorrect.

THE SPECIAL MEETING

General

We are providing this proxy statement to Chesapeake shareholders of record as of January 17, 2003 along with a form of proxy that the Chesapeake board of directors is soliciting for use at a special meeting of shareholders of Chesapeake to be held on February 27, 2003 at 10:00 a.m., Eastern time, at the Chesapeake Bank Operations Center, 35 School Street, Kilmarnock, Virginia. At the meeting, the shareholders of Chesapeake will vote upon a proposal to approve the amendment to our articles of incorporation that will implement the transaction. A copy of the proposed amendment is attached as Annex A.

Who Can Vote at the Meeting

You are entitled to vote your Chesapeake common stock if our records show that you held your shares as of the record date, which is January 17, 2003. On the record date, there were 1,288,227 shares of Chesapeake common stock outstanding, held by approximately 457 holders of record. Each such share of Chesapeake common stock is entitled to one vote on each matter submitted at the meeting.

Attending the Meeting

If you are a beneficial owner of Chesapeake common stock held by a broker, bank or other nominee (i.e., in “street name”), you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of Chesapeake common stock held in street name in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Annual Report and Quarterly Report

Chesapeake’s Annual Report on Form 10-KSB for the year ended December 31, 2001, and its Quarterly Report on Form
10-QSB, as amended, for the quarter ended September 30, 2002 are incorporated by reference in this proxy statement and are available upon request from Chesapeake. See “Where You Can Find More Information” and “Documents Incorporated by Reference.”

Vote Required

Approval of the transaction requires the affirmative vote of the holders of at least a majority of the outstanding shares of Chesapeake common stock entitled to vote. If you do not vote your shares, it will have the same effect as a vote “against” the transaction.

The proposal to approve the transaction is a “non-discretionary” item, meaning that brokerage firms cannot vote shares in their discretion on behalf of a client if the client has not given voting instructions. Accordingly, shares held in street name that have been designated by brokers on proxy cards as not voted with respect to that proposal (“broker non-vote shares”) will not be counted as votes cast on it. Shares with respect to which proxies have been marked as abstentions also will not be counted as votes cast on that proposal.

Action on other matters, if any, that are properly presented at the meeting for consideration of the shareholders will be approved if a quorum is present and the votes cast favoring the action exceed the votes cast opposing the action. A quorum will be present if a majority of the outstanding shares of Chesapeake common stock entitled to vote is represented at the meeting in person or by proxy. Shares with respect to which proxies have been marked as abstentions and broker non-vote shares will be treated as shares present for purposes of determining whether a quorum is present. The board of directors is not aware of any other business to be presented at the meeting other than matters incidental to the conduct of the meeting.

Because approval of the transaction requires the affirmative vote of the holders of more than a majority of the outstanding shares of Chesapeake common stock entitled to vote, abstentions and broker non-vote shares will have the same effect as votes against the transaction. Accordingly, the board of directors urges you to complete, date and sign the accompanying proxy and return it promptly in the enclosed postage-prepaid envelope.

As of the record date, the directors and executive officers of Chesapeake beneficially owned a total of approximately 39.5% of the outstanding shares of Chesapeake common stock entitled to vote at the special meeting.

Voting and Revocation of Proxies

The shares of Chesapeake stock represented by properly completed proxies received at or before the time for the meeting (or any adjournment) will be voted as directed by the respective shareholders unless the proxies are revoked as described below. If no instructions are given, executed proxies will be voted “FOR” approval of the transaction. Proxies marked “FOR” approval of the transaction and executed but unmarked proxies will be voted in the discretion of the proxy holders named in the proxies as to any proposed adjournment of the meeting. Proxies that are voted “AGAINST” approval of the transaction will not be voted in favor of any motion to adjourn the meeting to solicit more votes in favor of the transaction. The proxies will be voted in the discretion of the proxy holders on other matters, if any, that are properly presented at the meeting and voted upon.

You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy, you must either: notify the Corporate Secretary of Chesapeake in writing at Chesapeake’s principal executive offices; submit a later dated proxy to the Corporate Secretary of Chesapeake; or attend the meeting and vote your shares in person. Your attendance at the meeting will not automatically revoke your proxy. If you hold your shares in street name, please see the voting form provided by your broker for additional information regarding the voting of your shares.

Your broker may allow you to deliver your voting instructions via the telephone or the internet. Please see the voting instruction form from your broker. If your shares are not registered in your name, you will need additional documentation from your record holder to vote the shares in person.

Solicitation of Proxies

Directors, officers and other employees of Chesapeake or its subsidiaries may solicit proxies personally, by telephone or facsimile or otherwise. None of these people will receive any special compensation for solicitation activities. Chesapeake will arrange with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such brokerage firms and other custodians, nominees and fiduciaries, and Chesapeake will reimburse these record holders for their reasonable out-of-pocket expenses.

Recommendation of the Board of Directors

The board of directors of Chesapeake has approved the transaction and believes that it is fair to and in the best interests of Chesapeake and its shareholders. The board of directors unanimously recommends that Chesapeake’s shareholders vote “FOR” approval of the transaction.

SPECIAL FACTORS

Background of the Transaction

Overview.    Of Chesapeake’s 457 shareholders of record on January 17, 2003, approximately 217 hold fewer than 500 shares (not including beneficial owners whose shares may be registered in “street” name). Collectively, these 217 record holders (who comprise just under half of all record holders) own an aggregate of approximately 83,217 shares, or 6.5% of our outstanding shares.

We have no direct knowledge of the number of shares of our common stock owned beneficially (but not of record) by persons who own fewer than 500 shares of our common stock and who hold the shares in street name. However, based on the number of sets of proxy materials that we are requested to provide to brokers, dealers, etc., we estimate there are at least 113 such holders owning beneficially approximately 39,405 shares of Chesapeake common stock.

Accordingly, we estimate there are approximately 83,217 shares of our common stock, representing 6.5% of our outstanding shares, held by shareholders holding fewer than 500 shares. In making the computations presented elsewhere in this proxy statement (including the preparation of the pro forma financial information included herein), we have assumed that a substantial portion of the beneficial owners of shares held in nominee name hold fewer than 500 shares and will therefore be cashed-out in the transaction.

As a public company, Chesapeake is required to prepare and file with the Securities and Exchange Commission, among other items, the following:

•	Quarterly Reports on Form 10-QSB;

•	Annual Reports on Form 10-KSB;

•	Proxy statements and annual shareholder reports as required by Regulation 14A under the Exchange Act; and

•	Current Reports on Form 8-K.

The costs associated with these reports and other filing obligations comprise a significant overhead expense. These costs include professional fees for our auditors and corporate counsel, printing and mailing costs, internal compliance costs, and transfer agent costs. These SEC registration-related costs have been increasing over the years, and we believe that they will continue to increase, particularly as a result of the additional reporting and disclosure obligations imposed on public companies by the recently enacted Sarbanes-Oxley Act of 2002 and Nasdaq’s proposed replacement of the OTC Bulletin Board with the Bulletin Board Exchange in 2003.

Accordingly, the board of directors determined that the recurring expense and burden of maintaining so many small shareholder accounts, coupled with the costs associated with maintaining registration of Chesapeake’s common stock under the Exchange Act, is not cost efficient for Chesapeake. Additionally, the board of directors determined, even as a publicly-traded stock, there is a very limited trading market for our shares of common stock, especially for sales of larger blocks of our shares, and that our shareholders derive little benefit from Chesapeake’s status as a publicly-held corporation. The board of directors also concluded that, as a private company, management would have increased flexibility to consider and initiate actions that may produce long-term benefits and growth without the pressure and expectation to produce quarterly earnings per share growth. As a result, our management began to explore the possibility of reducing our number of shareholders of record to below 300 in order to terminate the registration of our common stock with the SEC.

The going private proposal is being made at this time because the sooner the proposal can be implemented, the sooner Chesapeake will cease to incur the expenses and burdens (which are only expected to increase in the near future) and the sooner shareholders who are to receive cash in the transaction will receive and be able to reinvest or otherwise make use of such cash payments.

Alternatives Considered.    In making this determination, the board of directors considered other means of achieving the same result, but rejected these alternatives because the board of directors believed that the reverse/forward split structure would be simpler and less costly. These alternatives were:

•
Tender offer at a similar price per share.    The board of directors was uncertain as to whether this alternative would result in shares being tendered by a sufficient number of record shareholders so as to accomplish the going private objective and reducing recurring costs. The board found it unlikely that many holders of small numbers of shares would make the effort to tender their shares.

•
Purchase of shares in the open market.    The board of directors rejected this alternative because it concluded it was unlikely that Chesapeake could acquire shares from a sufficient number of holders to accomplish the board’s objectives.

•
Reverse stock split.    This alternative would accomplish the objective of reducing the number of record shareholders below the 300 threshold, assuming approval of the reverse stock split by Chesapeake’s shareholders. In a reverse stock split, Chesapeake would acquire the interests of the cashed-out shareholders pursuant to an amendment to Chesapeake’s articles of incorporation to reduce the number of issued and outstanding shares of common stock such that the cashed-out shareholders would own less than one full share of Chesapeake common stock. Chesapeake would then distribute cash for the resulting fractional share interests held by each shareholder (as compared to this transaction in which only those shareholders whose shares are converted to less than 1 share in the reverse split—meaning they held fewer than 500 shares immediately before the effective time of the transaction—are entitled to receive any cash payment). The board rejected this alternative due to the higher costs involved.

After consideration of the alternatives described above at its meeting on August 30, 2002, the board of directors decided to accomplish the going private transaction through the merger of a newly formed subsidiary with and into Chesapeake, which would continue as the surviving corporation after the merger. The board approved a merger agreement that provided for the same financial terms as now being proposed with this transaction structure. Each shareholder holding fewer than 500 shares of Chesapeake common stock at the effective time of the merger would receive $27.00 cash per share from Chesapeake. Shareholders holding 500 or more shares at the effective time of the merger would continue to hold the same number of shares after the merger and would not receive any cash payment from Chesapeake. For the reasons described in the subsection below on ‘‘The Revised Structure’’ (see page 19), at its meeting on January 16, 2003 the board of directors of Chesapeake terminated the merger agreement and decided to accomplish the going private proposal using the reverse/forward stock split structure.

We anticipate that after the transition Chesapeake will have approximately 240 shareholders of record, well below the maximum 300 shareholders of record necessary to terminate registration under the Exchange Act.

Board of Directors.    At its meeting in January 2001, the board of directors first discussed the ongoing costs associated with Chesapeake’s status as a public company and the limited trading activity in the common stock in connection with the possibility of Chesapeake qualifying as a so-called S corporation under the Internal Revenue Code of 1986. As an S corporation, Chesapeake could take advantage of certain tax benefits by avoiding federal income taxation at the corporate level, but Chesapeake would have to reduce its number of shareholders to 75 or fewer. Based on the considerable expense and certain other factors involved, the board determined that it was not in the best interests of Chesapeake and its shareholders to pursue qualification as an S corporation.

At its next meeting in April 2001, the board of directors discussed the possibility of listing Chesapeake common stock on the American Stock Exchange (AMEX) or the Nasdaq stock market in order to enhance the trading activity and value of the common stock. Management had meetings with representatives from both AMEX and Nasdaq in preparation for the April board meeting and had determined the costs associated with listing on either the AMEX or Nasdaq market, as well as the perceived benefits of both. The board discussed these issues in detail at the meeting and decided to table any decision on this issue.

The board discussed in detail at its August 2001 meeting the stock’s historic and current price to earnings ratio as compared to a statewide peer group of other financial institutions. Based on this peer group analysis, the stock was currently undervalued with a relatively thin trading volume. The board recommended that management personally contact the various brokers who make a market in Chesapeake’s stock in an effort to build more investor interest in Chesapeake and its stock.

At its October 2001 meeting, management reported to the board that the response from the brokerage community was that an AMEX or Nasdaq listing would not significantly increase the stock’s trading volume or improve its price range. With a relatively small shareholder base in the 600 to 700 shareholder range (including shareholders owning shares in street name), and a market capitalization of less than $28 million at the time, the general conclusion was there was an inadequate supply of shares in the market to support an active and liquid trading market for the stock. The directors and executive officers of Chesapeake currently own in the aggregate 39.5% of the outstanding shares, which results in a relatively small public “float” (shares held by persons other than directors, officers, their immediate families and other holders of 10% or more of the shares) of approximately 730,000 shares, or $16.6 million based on Chesapeake’s August 30th closing price of $22.75 (the last business day before the transaction was publicly announced).

On October 26 and 27 of 2001, Chesapeake held a strategic planning session that included the directors of Chesapeake and Chesapeake Bank, as well as the advisory board members, and senior management. A major item of discussion during this planning session was the stock’s lack of liquidity and low valuation based on a peer group analysis. The small shareholder base and public float again emerged as the principal impediments to obtaining a more active and liquid market for the stock. Considerable concern was expressed during the planning session whether Chesapeake would be able to increase its shareholder base to a size that would support such an active market for the stock and bring the stock’s price range more in line with Chesapeake’s peer group. As an agenda item coming out of that planning session, management added to the 2002 Strategic Plan an evaluation of the viability of engaging in a going private transaction.

The board’s determination to evaluate going private transaction was based, among other things, on:

•	our small public float and market capitalization;

•	our low trading volume;

•	the board’s concern that there was little likelihood that the liquidity of our common stock will improve in the future;

•	the lack of research attention from market analysts being given to Chesapeake; and

•	the performance of our stock price which, in management’s opinion, was undervalued.

At its January 2002 meeting, the board concluded that listing the common stock for trading on either the AMEX or Nasdaq market was not advisable due to its relatively small shareholder base and public float. At its next meeting in April 2002, the board directed management to prepare a cost/benefit analysis of going private before any further steps were taken on this initiative.

At the July 2002 meeting, management presented its report on the costs and benefits of proceeding with a going private transaction. This was done after considerable advice of outside counsel and consultants. Representatives from LeClair Ryan, corporate counsel to Chesapeake, attended and participated in management’s presentation to the board. The board and LeClair Ryan discussed in detail how certain proposed corporate reform initiatives, pending federal legislation and Nasdaq’s proposal to replace the OTC Bulletin Board with the Bulletin Board Exchange in 2003, were going to increase Chesapeake’s cost of complying with its public disclosure obligations and remaining a public company in the near future and would likely not result in any tangible benefit to Chesapeake or its shareholders. The board also discussed that as a result of these forthcoming changes, many similarly situated, smaller public companies were viewing now as a good time to effect a going private transaction.

The board considered the three alternative structures described above, but determined that the merger proposal was the best choice for Chesapeake and its shareholders. At that meeting, the board authorized management to proceed with any additional steps necessary to bring this proposal to the point where it could be considered and voted upon. Specifically, the board authorized management to engage an independent financial advisor to advise the board on the financial terms of the proposed transaction and to render a fairness opinion on the terms of the proposed merger from a financial point of view of both the cashed-out and remaining shareholders. Chesapeake retained Scott & Stringfellow, Inc., a regional investment banking firm based in Richmond, Virginia, to serve as its financial advisor.

The board’s determination that the merger structure was the best choice for the going private transaction was based, in part, on having received certain assurances from the Clerk’s office of the Virginia State Corporation Commission that a Virginia corporation, such as Chesapeake, is authorized under the Virginia Stock Corporation Act to engage in a merger transaction in which certain shareholders, such as those holding fewer than a designated minimum number of shares, receive cash for their shares while other shareholders receive stock or some other form of consideration. In addition, a merger transaction structured along these lines involving a Virginia corporation had recently been approved by the Clerk’s office. See “The Revised Structure” on page 19 for additional information on the circumstances involving the board’s decision to terminate the merger proposal and adopt the reverse/forward stock split structure in order to accomplish the going private transaction.

At a special meeting held on August 30, 2002, Scott & Stringfellow delivered to the board of directors its report on the valuation of Chesapeake common stock. Scott & Stringfellow’s valuation indicated that the fair value of Chesapeake’s common stock ranged from $22.75 to $28.78 per share. Scott & Stringfellow provided the board with a detailed explanation of the financial analyses supporting the range of values. Counsel from LeClair Ryan was also present at the meeting to discuss the structure of the going private transaction, after having received further assurances from the Clerk’s office of the Virginia State Corporation Commission concerning the structure of the merger, and the related legal issues, including a form of the merger agreement.

After considerable discussion, the board of directors unanimously agreed that $27.00 was a fair value for the shares of common stock to be purchased by Chesapeake in the proposed going private transaction and that the proposed transaction was fair to all shareholders. Scott & Stringfellow verbally advised the board at the meeting that $27.00 was fair from a financial point of view to all shareholders and indicated it would prepare a written fairness opinion for delivery to the board of directors.

        The board selected 500 shares as the ownership minimum because it represented a logical breakpoint among shareholders in order to insure that, after completion of the going private transaction, the number of record shareholders would be less than the 300 shareholder limit necessary to terminate registration with the SEC, while at the same time involving a relatively small number of shares (estimated at that time to be approximately 73,300, or 5.7% of Chesapeake’s outstanding shares) that would be cashed-out in the proposed going private transaction.

The board determined that the proposal was fair to all shareholders (including non-affiliated shareholders) generally, and specifically with respect to shareholders receiving cash. In making this determination, the board did not utilize the following procedural safeguards:

•	the going private transaction was not structured to require separate approval by a majority of those shareholders who are not executive officers or directors of Chesapeake; and

•
the board of directors did not retain any unaffiliated representative to act solely on behalf of shareholders who are not officers or directors for purposes of negotiating the terms of the going private transaction or to prepare a report regarding the fairness of the transaction.

The board did not consider a possible sale of Chesapeake. No offers were presented to the board, and no offers were solicited in keeping with the board of directors strategic determination to maintain Chesapeake’s independence.

Chesapeake publicly announced the going private transaction on September 3, 2002.

The Revised Structure.    Following the public announcement on September 3, 2002, our counsel submitted draft articles of merger for pre-clearance by the Clerk’s office of the Virginia State Corporation Commission (the “SCC”). The SCC administers the Virginia Stock Corporation Act (the “Virginia Stock Act”) and has broad authority to construe its provisions. The SCC’s authority to administer the Virginia Stock Act is delegated in the first instance to the office of the Clerk of the SCC, whose functions are similar to those performed by the Secretary of State in other jurisdictions but with one important exception.

While the effectiveness of corporate documents in most jurisdictions is conditioned solely on the required filing with the Secretary of State, in Virginia most corporate documents (such as articles of incorporation and amendments thereto, articles of merger, articles of share exchange, etc.) are not made effective until (1) a substantive determination has been made by the Clerk’s office that the document complies with the requirements of the Virginia Stock Act and (2) a certificate has been issued by the SCC.

Despite the earlier assurances it had given concerning the structure of the proposed merger and notwithstanding its review and approval of a similarly structured merger transaction a month or so earlier, the Clerk’s office advised our counsel that it was reconsidering its position that a Virginia corporation is permitted under the Virginia Stock Act to engage in a merger transaction that would require certain holders of a single class of stock to accept one form of consideration (e.g., cash), while the remaining holders would be compelled to accept a different form of consideration (e.g., securities or other property).

Our counsel at LeClair Ryan met with representatives of the Clerk’s office a number of times in the months that followed in an effort to convince the Clerk’s office not to change its earlier determination that disparate treatment of shareholders of the same class in a merger transaction was permissible under the Virginia Stock Act. It became apparent, however, in December that the Clerk’s office had reconsidered its position and would not approve a merger transaction structured along the lines adopted by our board of directors absent some form of appeal to the three judge panel comprising the SCC, an option we were not interested in pursuing due primarily to the time and expense involved.

At that point, we began to explore whether we could structure the going private proposal as a reverse/forward split that would incorporate the same financial terms as previously approved by our board. Although the reverse/forward split structure was not an uncommon device used to cash out relatively small shareholders in a number of other jurisdictions, a key development in our favor was a Delaware Supreme Court decision handed down in late November 2002 that validated under Delaware law the legality of the reverse/forward split structure to cash out shareholders holding less than a designated minimum number of shares. Applebaum v. Avaya, Inc., 2002 Del. Lexis 699 (Del. Sup. Ct. 2002). Importantly, the statutory provision analyzed in that case by the Delaware Supreme Court is very similar to its Virginia counterpart.

After several additional meetings with representatives of the Clerk’s office, our counsel was advised on January 15, 2003 by the Clerk’s office that it had concluded that Chesapeake was authorized under the Virginia Stock Act to proceed with the reverse/forward stock split as a means to accomplish the going private proposal. At its meeting on January 16, 2003 and after reviewing these developments with management and legal counsel, the board adopted this alternative structure in order to effect the transaction.

In taking this action, the board noted that the financial terms of the going private transaction to our shareholders would remain unchanged. As anticipated, the number of shares estimated to be cashed-out had increased since the public announcement of the going private transaction on September 3, 2002. Management advised the board that the current shareholder records indicated that approximately 10,000 additional shares would be cashed-out in the transaction. With the proceeds available from the private placement of trust preferred securities completed in mid-December and given that Chesapeake’s results of operations for the fourth quarter and the year ended December 31, 2002 appeared to be in-line with the projections considered at the August 30, 2002 board meeting, the board concluded that this increase did not affect its earlier analysis, or that of its financial advisor, concerning the going private transaction and the fairness of the consideration to be paid.

Although the financial terms of the transaction are no different from the former merger proposal, shareholders are not entitled under the Virginia Stock Act to exercise dissenters’ rights in connection with this transaction, whereas they were entitled to exercise such appraisal rights under the merger proposal. Other than this distinction, the transaction is substantively identical to the former merger proposal.

Purpose and Reasons for the Transaction

The directors and executive officers of Chesapeake have historically owned, in the aggregate, a significant block of our outstanding shares of common stock. As of our record date (January 17, 2003), the directors and executive officers of Chesapeake owned a total of 538,556 shares, or 41.1% of the outstanding shares. Because this group has tended not to sell their shares, and because of the relatively low number of outstanding shares and small shareholder base, the trading volume in our stock has been, and continues to be, limited. During the 12 months prior to the public announcement of the proposed transaction, the stock traded infrequently with reported trades occurring on only 54 days with an average trading volume on those days of approximately 1,500 shares per day. Because the stock is so thinly traded, there is not sufficient liquidity in the market for our stock to absorb larger transactions without a significant impact on the market price of our stock.

In recent years, Chesapeake believes, the public marketplace has had less interest in public companies with a small market capitalization and a limited amount of securities available for trading in the public marketplace. The board of directors believes it is highly speculative whether our common stock would ever achieve significant market value with an active and liquid market. The realization that our common stock might not in the foreseeable future achieve significant market value as a public company is one of the reasons that ultimately caused the board of directors to conclude that Chesapeake no longer is benefiting from being a public company, and that it would be in the best interest of Chesapeake and its shareholders for Chesapeake to be privately held.

In addition, the board of directors noted that its relatively large number of shareholders who hold fewer than 500 shares own in the aggregate only 6.5% of Chesapeake’s outstanding shares. As a result, the board concluded the costs associated with reducing the number of shareholders of record below 300 was reasonable in view of the anticipated benefits of being privately held.

The purpose of the proposed transaction is to cash-out the equity interests in Chesapeake of the approximately 230 record holders of common stock that at the time of the transaction own fewer than 500 shares of common stock at a price determined to be fair by the entire board of directors. The merger will allow Chesapeake to reduce the number of shareholders of record to fewer than 300 so as

•
to permit cashed-out shareholders to receive cash for their shares without having to pay brokerage commissions at a price that represents a premium of 20.7% and 18.1% over the average 30 and 60 trading day closing price before the public announcement of the proposed going private transaction. If the transaction is implemented, the officers and directors of Chesapeake (and other holders of 500 or more shares) will benefit by an increase in their percentage ownership of

Chesapeake’s common stock, although the net book value of their holdings will decrease. Further, following the deregistration of Chesapeake’s common stock under the Exchange Act and its delisting from the OTC Bulletin Board, there will be no public market for transactions in the Chesapeake stock—any trading in our common stock will only occur in the “pink sheets” or in privately negotiated sales;

•
to relieve Chesapeake of the administrative burden and increasing costs associated with filing reports and otherwise complying with the requirements of registration under the Exchange Act, by deregistering its common stock under the Exchange Act;

•	to decrease the expense and burden of dealing with Chesapeake’s high number of shareholders holding small positions in Chesapeake’s stock; and

•
to increase management’s flexibility to consider and initiate actions that may produce long-term benefits and growth without the pressure and expectation to produce quarterly earnings per share growth.

Chesapeake incurs direct and indirect costs associated with compliance with the SEC’s filing and reporting requirements imposed on public companies, costs which we expect will only increase in the near future. Chesapeake also incurs substantial indirect costs as a result of, among other things, the executive time spent to prepare and review such filings. Since Chesapeake has relatively few executive personnel, these indirect costs can be substantial. Chesapeake’s direct and indirect costs related to being a public company are estimated to approximate $75,600 specially as follows:

Independent auditors	$6,000
SEC counsel	12,000
Printing and mailing	13,500
Internal compliance costs	39,000
Transfer agent	2,100
Miscellaneous costs	3,000

Total	$75,600

The principal advantages to Chesapeake of remaining a public company include raising capital through the sales of securities in a public offering in the future or to acquire other business entities using stock as the consideration for any such acquisition. However, Chesapeake does not anticipate that it will make use of these strategies in the foreseeable future. Accordingly, the board believes that any advantages of remaining a public company are outweighed by the disadvantages.

Recommendation of the Board of Directors; Fairness of the Transaction Proposal

The board of directors unanimously determined that the transaction is fair to, and in the best interests of, Chesapeake and its shareholders, including shareholders who will receive cash as well as those who will retain their shares of common stock after the transaction. The board of directors also believes that the process by which the transaction is to be approved is fair. The board of directors unanimously recommends that the shareholders vote for approval of the transaction. Each member of the board of directors and each executive officer of Chesapeake has advised Chesapeake that he or she intends to vote their shares in favor of the transaction. As of January 17, 2003, the directors and executive officers of Chesapeake beneficially owned a total of 508,193 shares of Chesapeake common stock, or approximately 39.5% of the total shares entitled to vote at the special meeting.

The board has the authority to reject (and not implement) the transaction (even after approval thereof by shareholders) if it determines subsequently that the transaction is not then in the best interests of Chesapeake and its shareholders.

The board considered several alternatives to accomplish the proposed going private transaction but ultimately approved the reverse/forward split structure. Please read the discussion under “Background of the Transaction” for a description of these alternatives considered by the board.

The board considered numerous factors, discussed below, in reaching its conclusion as to the fairness of the transaction to our shareholders, including both affiliated and unaffiliated shareholders. The board did not assign any specific weights to the factors listed below. Moreover, in their considerations individual directors may have given differing weights to different factors.

•
Historical Market Prices of Chesapeake’s Common Stock.    Chesapeake’s common stock is quoted on the OTC Bulletin Board. The common stock is thinly traded. During the 12 months prior to the public announcement of the proposed transaction, the stock traded infrequently with reported trades occurring on only 54 days with an average trading volume on those days of approximately 1,500 shares per day.

The board also reviewed high and low sales prices for the common stock from January 1, 2001 to June 30, 2002, which ranged from $23.50 to $13.50 per share. You should read the discussion under “Financial Information—Market Prices and Dividend Information” for more information about our stock prices. The last sale price of Chesapeake’s common stock on August 30, 2002, the day before we announced the going-private transaction, was $22.75.

•
Net Book Value.    As of June 30, 2002, the book value per share was $17.48. Although book value was a factor that was considered by the board among others in determining the consideration to be paid to cashed-out shareholders in the transaction, the board determined that it was not directly relevant. However, the board noted that the per share cash price of $27.00 payable in the transaction reflected a multiple of 1.54 on Chesapeake’s June 30, 2002, book value per share.

•
Going Concern Value.    In determining the cash amount to be paid to cashed-out shareholders in the transaction, the board valued Chesapeake’s shares on the basis of a going concern, without giving effect to any anticipated effects of the transaction. Also, the board did not consider the amount per share that might be realized in a sale of 100% of the stock of Chesapeake, as the board determined that consideration of such an amount was inappropriate in the context of a transaction that would not result in a change of control of Chesapeake. In determining the going concern value of Chesapeake’s shares, the board adopted the analyses and conclusions of its financial advisor, which are described under “Opinion of the Financial Advisor.”

•
Earnings.    The board reviewed the earnings of Chesapeake for the previous three years and for the first two quarters of 2002. For the three years ended December 31, 1999, 2000 and 2001, Chesapeake reported net income of $2,061,269, $2,227,972 and $2,640,429, respectively. For the quarter ended June 30, 2002, Chesapeake reported net income of $1,446,988.

•
Opinion of the Financial Advisor.    The board considered the opinion of Scott & Stringfellow, Inc. rendered to the board on August 30, 2002 to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the cash consideration to be paid in the going private transaction is fair, from a financial point of view, to Chesapeake’s shareholders, including unaffiliated shareholders and shareholders who will receive cash as well as those who will retain their shares after the transaction. You should read the discussion under “Opinion of the Financial Advisor” and a copy of the opinion of Scott & Stringfellow attached as Annex B to this proxy statement.

•
Opportunity to Liquidate Shares of Common Stock.    The board considered the opportunity the transaction presents for shareholders owning fewer than 500 shares to liquidate their holdings without incurring brokerage costs, particularly given the relatively illiquid market for shares of Chesapeake’s common stock at a price that represents a premium of 20.7% and 18.1% over the average 30 and 60 trading day closing price before the public announcement of the proposed transaction.

At the board’s special meeting on August 30, 2002, Scott & Stringfellow presented the financial analyses supporting their fairness opinion. The board had an opportunity to ask questions and discuss each analyses individually. Although it is difficult to determine what the board as a whole or any individual board member concluded from any one particular analysis, certain facts were compelling and discussed at great length. For example, in approving the going private transaction, the board noted that the price of Chesapeake’s common stock relative to its core earnings per share for the last twelve months was the lowest among its peer group even though Chesapeake outperformed most of the group financially. The board concluded that this evidenced the market’s consistent failure to accurately price Chesapeake’s common stock relative to its inherent value. Given Chesapeake’s relatively small shareholder base and lack of liquidity, the board further concluded that this trend would be extremely difficult to reverse. Additionally, in determining the $27.00 per share price to be paid in the going private transaction, the board considered the implied premium it represented over the current market price as well as what they believed represented the true value of the common stock after taking into account Chesapeake’s financial performance to date and estimates for 2003. In examining the implied premium, the board also considered the current stock prices of the peer group relative to their financial performance. After careful consideration of these factors, the board concluded that $27.00 was not only a fair price to shareholders being cashed-out, but also to shareholders remaining after the going private transaction after taking into account the pro forma tender analysis which examines the effect of the transaction on Chesapeake itself.

The board also considered the fact that, in addition to the deregistration of Chesapeake’s common stock under the Exchange Act as a result of the transaction, Chesapeake stock would cease to be traded on the OTC Bulletin Board. However, the board determined that the limited market for the shares of Chesapeake common stock provides little benefit to Chesapeake shareholders. The board also recognized that the consideration to be paid to the cashed-out shareholders in the transaction reflected a substantial premium over recent trading prices for the Chesapeake stock, which trading prices the board did not find to accurately reflect the fair value of such stock.

In connection with its deliberations, the board did not consider, and did not request that its financial advisor evaluate, Chesapeake’s liquidation value. The board did not view Chesapeake’s liquidation value to be a relevant measure of valuation given that the consideration in the transaction significantly exceeded the book value per share of Chesapeake, and it was the board’s view that Chesapeake is far more valuable as a going concern than its net book value per share of $17.48 as of June 30, 2002. However, book value per share is a historical accounting number, and an evaluation of liquidation value could produce a higher valuation than book value per share. Additionally, Chesapeake can give no assurance that the liquidation value would not produce a higher valuation of Chesapeake than its value as a going concern.

Since January 1, 2002, Chesapeake has not purchased any of its shares. In 2001, Chesapeake purchased 600 of its shares at an average price of $15.25 per share. In 2000, Chesapeake bought 15,476 of its shares at an average price of $18.34 per share. Given the infrequency of the purchases, the board did not consider historical prices paid by Chesapeake for its shares. See “Financial Information—Chesapeake Common Stock Purchase Information.”

No firm offers have been made by an unaffiliated person during the preceding two years for (i) the merger or consolidation of Chesapeake into or with such person, (ii) the sale or other transfer of all or any substantial part of the assets of Chesapeake, or (iii) the purchase of a number of shares of common stock that would enable the holder thereof to exercise control of Chesapeake.

After consideration of all this information, the board determined that $27.00 per share is a fair price to be paid to shareholders owning fewer than 500 shares at the effective time of the transaction.

The transaction is not structured so that approval of at least a majority of unaffiliated shareholders is required. The board determined that any such voting requirement would usurp the power of the holders of a majority of Chesapeake’s outstanding shares to consider and approve the proposed amendment as provided under Virginia law and Chesapeake’s charter documents.

No independent committee of the board has reviewed the fairness of the transaction proposal. No unaffiliated representative acting solely on behalf of the shareholders for the purpose of negotiating the terms of the transaction proposal or preparing a report covering the fairness of the transaction proposal was retained by Chesapeake or by a majority of directors who are not employees of Chesapeake.

Chesapeake has not made any provision in connection with the transaction to grant unaffiliated shareholders access to Chesapeake’s corporate files or to obtain counsel or appraisal services at Chesapeake’s expense. With respect to unaffiliated shareholders’ access to Chesapeake’s corporate files, the board determined that this proxy statement, together with Chesapeake’s other filings with the SEC, provide adequate information for unaffiliated shareholders to make an informed decision with respect to the transaction. The board also considered the fact that under Virginia corporate law, and subject to certain conditions set forth under Virginia law, shareholders have the right to review Chesapeake’s relevant books and records of account. The board did not consider these steps necessary to ensure the fairness of the transaction proposal. The board determined that such steps would be costly and would not provide any meaningful additional benefits. The board noted the fact that the financial advisor engaged by Chesapeake considered and rendered its opinion as to the fairness of the consideration payable in the going private transaction, from a financial point of view, to Chesapeake’s shareholders, including shareholders who will receive cash and those who will retain their shares after the transaction.

After consideration of the factors described above, the board believes that the transaction is fair, notwithstanding the absence of such an unaffiliated shareholder approval requirement, independent committee or unaffiliated representative. The board believes that the transaction is procedurally fair because after consideration of all aspects of the proposed transaction as described above, all of the directors, including the directors who are not employees of Chesapeake, approved the proposed amendment.

Opinion of the Financial Advisor

We retained Scott & Stringfellow, Inc. as our financial advisor to render an opinion to our board of directors concerning the fairness, from a financial point of view, to Chesapeake shareholders of the cash consideration to be paid in connection with the proposed going private transaction. On August 30, 2002, at a meeting in which the board of directors considered and approved the going private transaction, Scott & Stringfellow delivered to the board of directors both its oral and written opinion, that as of such date, the consideration to be paid is fair, from a financial point of view, to Chesapeake shareholders, including those shareholders who will receive cash and those shareholders who will remain shareholders after the effective time of the transaction.

Scott & Stringfellow is a regional investment banking firm and was selected by Chesapeake based on the firm’s reputation and experience in investment banking, its extensive experience and knowledge of the Virginia banking market, its recognized expertise in the valuation of commercial banking businesses and because of its familiarity with and prior work for Chesapeake. Scott & Stringfellow, through its investment banking business and specifically through its Financial Institutions Group, specializes in commercial banking institutions and is continually engaged in the valuation of such businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings and other corporate transactions.

The full text of Scott & Stringfellow’s opinion, which sets forth the assumptions made, procedures followed, matters considered and limits on the review undertaken, is attached as Annex B to this proxy statement. The description of the Scott & Stringfellow opinion set forth herein is qualified in its entirety by reference to Annex B. The Scott & Stringfellow opinion is provided for the information of Chesapeake shareholders because it was provided to the board of directors of Chesapeake in connection with its consideration of the going private transaction.

In developing its opinion, Scott & Stringfellow reviewed and analyzed:

•	Chesapeake’s audited financial statements for the three years ended December 31, 2001;

•	Chesapeake’s unaudited financial statements for the six months ended June 30, 2002 and 2001, and other internal information relating to Chesapeake prepared by Chesapeake’s management;

•	information regarding the trading market for Chesapeake’s common stock and the price range within which the stock has traded;

•	certain publicly available business and financial information relating to Chesapeake as well as certain financial forecasts and other information on Chesapeake provided by management;

•	the consideration to be paid as set forth in the going private transaction in relation to, among other things, current and historical market prices of Chesapeake common stock;

•
Scott & Stringfellow also conducted such other studies, analysis and investigations particularly of the banking industry, and considered such other information as it deemed appropriate, the material portion of which is described below;

•
Scott & Stringfellow also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and knowledge of the commercial banking industry generally; and

•
Scott & Stringfellow also has discussed with members of Chesapeake’s management past and current business operations, the background of the merger, the reasons and basis for the merger, results of regulatory examinations, and the business and future prospects of Chesapeake, as well as other matters relevant to its inquiry.

Scott & Stringfellow relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by it and discussed with it for purposes of its opinion. With respect to financial forecasts reviewed by Scott & Stringfellow in rendering its opinion, Scott & Stringfellow assumed that such financial forecasts were reasonably prepared on the basis reflecting the best currently available estimates and judgment of the management of Chesapeake as to the future financial performance of Chesapeake. Scott & Stringfellow did not make an independent evaluation or appraisal of the assets or liabilities of Chesapeake.

In connection with rendering its August 30, 2002 opinion, Scott & Stringfellow performed a variety of financial analyses. Scott & Stringfellow evaluated the financial terms of the going private transaction using standard valuation methods, including stock trading history and implied premium analysis, dividend discount analysis, comparable company analysis and pro forma tender offer analysis. The following is a summary of the material analyses presented by Scott & Stringfellow to the board of directors on August 30, 2002, in connection with its fairness opinion dated as of such date.

Summary of Transaction Analysis.    Scott & Stringfellow reviewed the terms of the proposed going private transaction, including the consideration to be paid. The implied aggregate transaction value is approximately $2.0 million, based on the conversion into cash at the rate of $27.00 per share, of the shares held by all shareholders holding less than 500 shares. The price of $27.00 per share represents 12.3x Chesapeake’s earnings per share for the twelve months ended June 30, 2002 and 1.5x book value at June 30, 2002.

Implied Premium.    Scott & Stringfellow reviewed the implied premium offered over the various closing prices of Chesapeake common stock based upon a price per share of $27.00, which is the price to be paid pursuant to the going private transaction. This indicates an implied premium range from 14.9% to 35.3% over the closing price of Chesapeake common stock at intervals of one day, one week, two weeks, one month, three months and one year prior to August 30, 2002. Additionally, an arithmetic average of the closing price of Chesapeake common stock for the 20 trading days in which Chesapeake’s stock traded preceding August 30, 2002 was calculated, producing an implied premium of 19.7%.

Time Prior to August 30, 2002	Date	Closing Price	Repurchase Price	Repurchase Premium
1 day	08/29/02	$22.75	$27.00	18.7%
1 week	08/22/02	$22.20	$27.00	21.6%
2 weeks	08/15/02	$22.15	$27.00	21.9%
1 month	07/29/02	$22.50	$27.00	20.0%
3 months	05/29/02	$23.50	$27.00	14.9%
1 year	08/29/01	$19.95	$27.00	35.3%
20 day average	NM	$22.56	$27.00	19.7%

*	Average closing price of Chesapeake common stock for the 20 actual trading days prior to August 30, 2002.

Dividend Discount Analysis.    Scott & Stringfellow performed a dividend discount analysis to determine a range of present values per share of Chesapeake common stock. To determine a projected dividend stream, Scott & Stringfellow assumed a dividend payout equal to 22% of Chesapeake’s projected net income. The net income projections were grown using an earnings growth rate of 11.1% for 2002 and 11% annually for years 2003 to 2006. The “terminal value” of Chesapeake common stock at the end of the period was determined by applying a range of price-to-earnings multiples (11.5x to 13.5x) to year 2006 projected earnings. The dividend stream and terminal values were discounted to present value using discount rates of 10% to 11%, which Scott & Stringfellow viewed as the appropriate discount rate range for a commercial bank with Chesapeake’s risk characteristics. Based upon the above assumptions, the stand-alone value of Chesapeake common stock ranged from approximately $26.09 to $31.59 per share.

Terminal Price / Earnings Multiple

Discount Rate	11.5x	12.0x	12.5x	13.0x	13.5x
10.00%	$27.25	$28.34	$29.42	$30.50	$31.59
10.50%	$26.66	$27.72	$28.78	$29.84	$30.90
12.00%	$26.09	$27.12	$28.16	$29.19	$30.23

Comparable Company Analysis.    Scott & Stringfellow analyzed the performance and financial condition of Chesapeake relative to a group of 10 community commercial banks followed by Scott & Stringfellow’s Research Department (the “S&S Research Peer Group”) and 14 commercial banks in the Southeast with assets between $200 and $500 million, an equity to asset ratio of 7 to 10%, core latest twelve months return on average assets greater than 1%, which were also non-merger targets (the “Regional Bank Peer Group”). The financial ratios shown in the table below are as of June 30, 2002 and the market price multiples are based on market prices as of August 29, 2002.

	Chesapeake*		S&S Research Peer Average		Regional Peer Average
Last 12 Months Net Interest Margin	5.09%		4.24%		4.21%
Last 12 Months Efficiency Ratio	64.56%		59.88%		58.54%
Last 12 Months Return on Core Average Assets	1.14%		1.18%		1.17%
Last 12 Months Return on Core Average Equity	13.55%		12.99%		13.42%
Equity/Assets	8.44%		9.18%		8.40%
Nonperforming Assets/Assets	0.02%		0.21%		0.17%
Reserves/Nonperforming Assets	NM		406.25%		292.74%
Market Price/Last 12 Months Core Earnings	12.33	x	13.17	x	12.61	x
Market Price/2002 Estimated Earnings	11.75	x	12.37	x	NA
Market Price/Book Value	1.54	x	1.60	x	1.59	x

*	Market price multiples based on a transaction price of $27.00 per share.

Pro Forma Tender Analysis.    Scott & Stringfellow analyzed certain pro forma effects of the proposed going private transaction as shown below. This analysis indicated that the going private transaction would be accretive to Chesapeake’s 2003 estimated earnings per share and return on average equity and would be dilutive to book value per share and Chesapeake’s total risk based capital ratio. Scott & Stringfellow noted that the actual results achieved by Chesapeake may vary from projected results.

	No Tender	$27.00 Tender	Accretion/ (Dilution)
2003 Estimated Earnings per Share	$2.55	$2.65	3.92%
2003 Estimated Return on Average Equity	13.16%	14.17%	7.76%
2002 Estimated Book Value per Share	$18.39	$17.81	-3.15%
2002 Estimated Total Risk Based Capital Ratio	11.41%	10.48%	-8.15%

The summary set forth above includes all the material factors considered by Scott & Stringfellow in developing its opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefor, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors discussed above, Scott & Stringfellow believes that its analyses must be considered as a whole and that selecting portions of its analysis and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. As a whole, these various analyses contributed to Scott &

Stringfellow’s opinion that the going private transaction is fair from a financial point of view to Chesapeake’s shareholders.

Pursuant to an engagement letter between Chesapeake and Scott & Stringfellow, in exchange for its services, Scott & Stringfellow will receive a fee of $40,000 for its services. Chesapeake has also agreed to reimburse Scott & Stringfellow for its reasonable out-of-pocket expenses. In the ordinary course of its business, Scott & Stringfellow may actively trade the equity securities of Chesapeake for its own account or the account of its customers, and accordingly, may at any time hold a long or short position in such securities.

Certain Effects of the Transaction

The transaction will have various effects on Chesapeake, as described below.

Reduction in the Number of Shareholders and the Number of Outstanding Shares.    We believe that the transaction will reduce the number of record shareholders from approximately 457 to approximately 240. As noted earlier, in addition to the approximately 83,217 shares held by shareholders of record with fewer than 500 shares in their account, Chesapeake assumes that beneficial owners of approximately 39,405 additional shares will receive cash for their shares in the transaction. Accordingly, the number of outstanding shares of common stock will decrease from 1,288,227 to approximately 1,205,000.

Transfer of Book Value.    Because (i) the price to be paid to holders of fewer than 500 shares of common stock will be $27.00 per share, (ii) the number of shares of common stock expected to be cashed-out as a result of the transaction is estimated to be approximately 83,217, (iii) the total cost to Chesapeake (including expenses) of effecting the transaction is expected to be approximately $2,246,859, and (iv) at September 30, 2002, aggregate shareholders’ equity in Chesapeake was approximately $23,669,100, or $18.43 per share, we expect that, as a result of the transaction:

•	aggregate shareholders’ equity of Chesapeake as of September 30, 2002, will be reduced from approximately $23,669,000 on a historical basis to approximately $21,289,000 on a pro forma basis;

•	the book value per share of common stock as of September 30, 2002, will be reduced from $18.43 per share on a historical basis to approximately $17.73 per share on a pro forma basis;

•
net income per share of common stock (including non-recurring income and expenses) for the year ended December 31, 2001, will increase from $2.12 on a historical basis to approximately $2.17 on a pro forma basis ($2.07 to $2.11 on a fully-diluted basis); and

•
net income per share of common stock (including non-recurring income and expenses) for the nine months ended September 30, 2002, will increase from $1.78 on a historical basis to approximately $1.88 on a pro forma basis ($1.74 and $1.84 on a fully-diluted basis).

Decrease in Capital.    As a result of the transaction, Chesapeake’s capital will be reduced, although we anticipate that Chesapeake will remain “well capitalized” for bank regulatory purposes. For instance, we expect our Tier 1 capital as of September 30, 2002, will decrease from approximately $29,456,000 on a historical basis (as adjusted to reflect the private placement of trust preferred securities) to approximately $26,494,000 on a pro forma basis.

Termination of Exchange Act Registration.    Our common stock is currently registered under the Exchange Act. We plan to terminate this registration if our common stock is no longer held by 300 or more shareholders of record. Termination of registration of our common stock under the Exchange Act would substantially reduce the information we are required to furnish to our shareholders and to the SEC. It would also make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, proxy statement disclosure in connection with shareholder meetings and the related requirement of an annual report to shareholders, no longer applicable to Chesapeake. Accordingly, we estimate it will eliminate costs and expenses associated with continuance of the Exchange Act registration, estimated at approximately $75,600 a year. We intend to apply for such termination as soon as practicable following completion of the transaction.

In the event the registration of our common stock is terminated under the Exchange Act, executive officers, directors and other affiliates would no longer be subject to many of the reporting requirements and restrictions of the Exchange Act, including without limitation the reporting and short-swing profit provisions of Section 16.

Effect on Market for Shares.    Our common stock is currently traded on the OTC Bulletin Board. We expect that after the transaction our common stock will be delisted from the OTC Bulletin Board. This delisting, together with the reduction in public information concerning Chesapeake as a result of its no longer being required to file reports under the Exchange Act, will further reduce the liquidity of the common stock. Any trading in our common stock after the transaction will only occur in the “pink sheets” or in privately negotiated sales. The “pink sheets” are maintained by Pink Sheets LLC (formerly, the National Quotation Bureau, Inc.). Pink sheets is a quotation service that collects and publishes market maker quotes for over-the-counter securities. The pink sheets is not a stock exchange or a regulated entity. Price quotations are provided by over-the-counter market makers and company information is provided by the over-the-counter companies.

Effect on Dividends.    Given the relatively small percentage of shares of common stock being repurchased in the transaction, we do not anticipate that the transaction will have a material effect on Chesapeake’s dividend policy.

Financial Effects of the Transaction; Financing of the Transaction.    We expect that the transaction and the use of approximately $2,380,000 cash to complete the transaction, which includes approximately $132,800 in professional fees and other related expenses, will not have any material adverse effect on our capital adequacy, liquidity, results of operations or cash flow. Because we do not currently know the actual number of shares which will be cashed-out, we can only estimate the total amount of cash to be paid to shareholders in the transaction. We estimate that amount to be approximately $2,247,000. You should read the discussion under “Special Factors—Fees and Expenses” for a description of the fees and expenses we expect to incur in connection with the transaction.

We will finance the cash amount to be paid to shareholders in the transaction and the professional fees and other related expenses through the private placement of $10 million of our trust preferred securities which was completed on December 19, 2002. The board determined that a financing of this nature was in our best interests since it enabled us (i) to secure adequate capital in order for Chesapeake to maintain its “well capitalized” rating for bank regulatory purposes and to support its continued growth at a historically low cost of funds, and (ii) to pay cashed-out shareholders in the transaction and cover related expenses.

We engaged Salomon Smith Barney Inc. on November 12, 2002, to serve as exclusive placement agent in the issuance of our trust preferred securities. Such issuance was effected as part of a pooled trust preferred securities transaction in which a special purpose entity acquired trust preferred securities issued by wholly-owned business trusts of middle market financial institutions, including Chesapeake, in a transaction that was not registered under the Securities Act of 1933 in reliance on one or more exemptions from the registration requirements of the Securities Act. Such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. We anticipate that a portion or all of the securities issued by us in the private placement would qualify for Tier 1 capital treatment for bank regulatory purposes.

Increased Share Ownership of Officers and Directors.    As a result of the transaction, we expect that (a) the percentage of ownership of common stock of Chesapeake held by executive officers and directors of Chesapeake as a group will increase from 41.1% to approximately 43.9% on a fully diluted basis, (b) the collective book value as of September 30, 2002, of the shares of Chesapeake common stock held by Chesapeake’s executive officers and directors, as a group, will decrease from $9,506,267 (non beneficial) on a historical basis to $9,145,205 on a pro forma basis, and (c) the collective pro rata interest of Chesapeake’s executive officers and directors, as a group, in the net income of Chesapeake for the year ended December 31, 2001, will increase from $1,141,739 on a historical basis (based on the number of shares beneficially owned by such officers and directors as of the record date) to $1,168,667 on a pro forma basis (based on the number of shares Chesapeake anticipates such officers and directors to beneficially own immediately after the transaction). For a description of the assumptions used in determining the numbers of shares and related percentages that we expect to be held by executive officers and directors immediately after the transaction, please see footnote (2) under “The Parties—Beneficial Ownership of Securities of Chesapeake.”

Effect of the Transaction on Shareholders

General.    If approved at the special meeting, the transaction will affect Chesapeake shareholders as follows after completion:

Immediately Before the Transaction	Net Effect After Transaction
Shareholders holding 500 or more shares of Chesapeake common stock	Your shares of common stock will continue to be outstanding, and you will receive no cash.

Shareholders holding fewer than 500 shares of Chesapeake common stock, whether held in a certificate amount or in street name.
•  You will receive $27.00 cash, without interest, for each share you own immediately before the effective time of the transaction.

•  You will not have to pay any brokerage commissions or other service charges in connection with the transaction.

•  All amounts owed to you will be subject to applicable federal and state income taxes.

•  You will have no further interest in Chesapeake with respect to your cashed-out shares. Your only right will be to receive cash for these shares.

•  You will receive a letter of transmittal from Chesapeake as soon as practicable after the transaction with instructions on how to surrender your existing certificate(s) in exchange for your cash payment.

•  If you hold your shares in street name through a nominee (such as a bank or broker), Chesapeake will instruct nominees to effect the transaction for their beneficial holders. However, nominees may have different procedures and shareholders holding shares in street name should contact their nominees.

NOTE:    If you want to continue to hold Chesapeake stock after the transaction, you may do so by purchasing a sufficient number of shares of Chesapeake common stock on the open market prior to the effective time of the transaction so that you hold at least 500 shares at the effective time of the transaction.

Chesapeake intends for shareholders holding common stock in street name through a nominee (such as a bank or broker) to be treated in the transaction in the same manner as shareholders whose shares are registered in their names. However, nominees may have different procedures and shareholders holding common stock in street name should contact their nominees.

Effects on Affiliates as Shareholders.    The transaction will have various effects on shareholders who are affiliates of Chesapeake, as described below. As used in this proxy statement, the term “affiliated shareholder” means any shareholder who is a director or executive officer of Chesapeake, and the term “unaffiliated shareholder” means any shareholder other than an affiliated shareholder. The effects of the transaction to an affiliated shareholder will vary based on whether or not all or any portion of the affiliated shareholder’s shares will be cashed-out in the transaction. The determination of whether or not any particular shares of Chesapeake common stock will be cashed-out in the transaction will be based on whether the holder of those shares holds either fewer than 500 shares or 500 or more shares. Since an affiliated shareholder may beneficially own shares held by more than one holder of shares, an affiliate may beneficially own both shares that will be cashed-out in the transaction and shares that will remain outstanding in the transaction. We expect that our executive officers and directors will continue to beneficially own a total of approximately 544,244 shares immediately after the transaction.

•	Cashed-Out Affiliated Shareholders. Affiliated shareholders owning fewer than 500 shares immediately prior to the effective time of the transaction will, upon consummation of the transaction:

☐	receive $27.00 in cash, without interest, per share;

☐	no longer have any equity interest in Chesapeake and therefore will not participate in its future potential earnings or growth, if any;

☐
other than upon the exercise of stock options that have previously been or may in the future be granted by Chesapeake, not be able to re-acquire an equity interest in Chesapeake unless they purchase shares from the remaining shareholders, although Chesapeake does not anticipate that the remaining shareholders will transfer their shares to third parties; and

☐	be required to pay federal and, if applicable, state and local income taxes on the cash amount received in the transaction.

•	Remaining Affiliated Shareholders. Potential effects on affiliated shareholders who remain as shareholders after the transaction include:

☐
Reduced reporting requirements for officers and directors.    The directors and executive officers will no longer be subject to the reporting and short-swing profit provisions under the Exchange Act with respect to changes in their beneficial ownership of Chesapeake common stock;

☐
Reduced capital.    Chesapeake’s capital will be reduced, including a decrease in Chesapeake’s Tier 1 capital as of September 30, 2002, from approximately $29,456,000 on a historical basis (as adjusted to reflect the private placement of trust preferred securities) to approximately $26,494,000 on a pro forma basis;

☐
Reduced book value per share.    The book value per share of common stock as of September 30, 2002, will be reduced from $18.43 per share on a historical basis to approximately $17.73 per share on a pro forma basis;

☐
Effect on net income per share.    Net income per share of common stock (including non-recurring income and expenses) for the year ended December 31, 2001, will increase from $2.12 on a historical basis to approximately $2.17 on a pro forma basis ($2.07 to $2.11 on a fully-diluted basis). Net income per share of common stock (including non-recurring income and expenses) for the nine months ended September 30, 2002, will increase from $1.78 on a historical basis to approximately $1.88 on a pro forma basis ($1.74 and $1.84 on a fully-diluted basis); and

☐
Decreased liquidity.    The liquidity of the shares of common stock held by shareholders may be further reduced by the transaction due to the termination of the registration of the common stock under the Exchange Act and the delisting of the common stock from the OTC Bulletin Board. Any trading in our common stock after the transaction will only occur in the “pink sheets” or in privately negotiated sales.

Effects On Unaffiliated Shareholders.    The transaction will have various effects on shareholders who are not affiliates of Chesapeake, as described below. The effects of the transaction to an unaffiliated shareholder will vary based on whether or not the unaffiliated shareholder’s shares will be cashed-out in the transaction.

•	Cashed-Out Unaffiliated Shareholders. Unaffiliated shareholders owning fewer than 500 shares immediately prior to the effective time of the transaction will:

☐	receive $27.00 in cash, without interest, per share;

☐	no longer have any equity interest in Chesapeake and therefore will not participate in its future potential earnings or growth, if any;

☐
not be able to re-acquire an equity interest in Chesapeake unless they purchase shares from the remaining shareholders, although Chesapeake does not anticipate that the remaining shareholders will transfer their shares to third parties; and

☐	be required to pay federal and, if applicable, state and local income taxes on the cash amount received in the transaction.

•	Remaining Unaffiliated Shareholders. Potential effects on unaffiliated Chesapeake shareholders who remain as shareholders after the transaction include:

☐
Decreased Access to Information.    If the transaction is effected, we intend to terminate the registration of our common stock under the Exchange Act. As a result, Chesapeake will no longer be subject to the periodic reporting requirements and the proxy rules of the Exchange Act. Similarly, executive officers, directors and other affiliates would no longer be subject to many of the reporting requirements and restrictions of the Exchange Act, including without limitation the reporting and short-swing profit provisions of Section 16;

☐
Decreased Liquidity.    The liquidity of the shares of common stock held by unaffiliated shareholders may be further reduced by the transaction due to the termination of the registration of the common stock under the Exchange Act and the delisting of the common stock from the OTC Bulletin Board. Any trading in our common stock after the transaction will only occur in the “pink sheets” or in privately negotiated sales;

☐
Reduced Capital.    Chesapeake’s capital will be reduced, including a decrease in Chesapeake’s Tier 1 capital as of September 30, 2002, from approximately $29,456,000 on a historical basis (as adjusted to reflect the private placement of trust preferred securities) to approximately $26,494,000 on a pro forma basis;

☐
Reduced Book Value Per Share.    The book value per share of common stock as of September 30, 2002, will be reduced from $18.43 per share on a historical basis to approximately $17.73 per share on a pro forma basis;

☐
Effect On Net Income Per Share.    Net income per share of common stock (including non-recurring income and expenses) for the year ended December 31, 2001, will increase from $2.12 on a historical basis to approximately $2.17 on a pro forma basis ($2.07 to $2.11 on a fully-diluted basis). Net income per share of common stock (including non-recurring income and expenses) for the nine months ended September 30, 2002, will increase from $1.78 on a historical basis to approximately $1.88 on a pro forma basis ($1.74 and $1.84 on a fully-diluted basis); and

☐
Increased Share Ownership of Officers and Directors.    As a result of the transaction, we expect that (a) the percentage of beneficial ownership of common stock of Chesapeake held by executive officers and directors of Chesapeake as a group will increase from 40.9% to approximately 43.3%, (b) the collective book value as of September 30, 2002, of the shares of Chesapeake common stock held by Chesapeake’s current officers and directors, as a group, will decrease from $9,506,267 (non beneficial) on a historical basis to approximately $9,145,205 on a pro forma basis, and (c) the collective pro rata interest of Chesapeake’s current officers and directors, as a group, in the net income of Chesapeake for the year ended December 31, 2001, will increase from $1,141,739 on a historical basis (based on the number of shares beneficially owned by such officers and directors as of the record date) to approximately $1,168,667 on a pro forma basis (based on the number of shares Chesapeake anticipates such officers and directors to beneficially own immediately after the transaction).

Examples.    In general, the transaction can be illustrated by the following examples:

Hypothetical Scenario	Result

Ms. Smith is a registered shareholder who holds 250 shares of Chesapeake stock in her record account at the effective time of the transaction. Ms. Smith holds no other shares.
Instead of receiving a fractional share of common stock immediately after the reverse split, Ms. Smith’s 250 shares will be converted into the right to receive cash in the amount of $27.00 per share. (Note: If Ms. Smith wants to continue her investment in Chesapeake, she can buy at least 250 more shares of Chesapeake stock (preferably in her record account so as to make it more readily apparent that she holds 500 or more shares). Ms. Smith would have to act far enough in advance of the effective time of the transaction so that the purchase is complete and registered on the books of Chesapeake before the effective time.)

Mr. Brown holds 300 shares of Chesapeake stock in a brokerage account at the effective time of the transaction. Mr. Brown holds no other shares.
Chesapeake intends for the transaction to treat shareholders holding common stock in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the transaction for their beneficial holders. However, nominees may have different procedures and shareholders holding common stock in street names should contact their nominees. Mr. Brown’s 300 shares will be converted into the right to receive cash in an amount equal to $27.00 per share. Mr. Brown holds no other shares.

Mr. Jones holds 400 shares of Chesapeake stock in registered form and 400 shares in a brokerage account at the time of the transaction. Mr. Jones holds no other shares.
If either Chesapeake or Mr. Jones can establish to Chesapeake’s satisfaction that he in fact holds greater than 500 shares, Mr. Jones’ 800 shares will remain outstanding after the transaction. Otherwise, Chesapeake will presume that all of the shares are held by a holder of fewer than 500 shares and were therefore converted into the right to receive cash in an amount equal to $27.00 per share. However, Mr. Jones would not be entitled to receive any cash for his shares in the transaction, because he can not certify to Chesapeake that he holds fewer than 500 shares. Mr. Jones will be able to rebut the presumption that his shares were cashed-out in the transaction by certifying in the letter of transmittal sent to him after the transaction that he holds greater than 500 shares and providing Chesapeake such other information as it may request to verify that fact.

Interests of Officers and Directors in the Transaction

We refer you to the information under the heading “The Parties—Beneficial Ownership of Securities of Chesapeake” for information regarding our current officers and directors and their stock ownership in Chesapeake. As a result of the transaction, Chesapeake expects that (a) the beneficial ownership of common stock of Chesapeake held by current officers and directors of Chesapeake as a group will increase from 41.1% to approximately 43.9%, (b) the collective book value as of September 30, 2002, of the shares of Chesapeake common stock held by Chesapeake’s current officers and directors, as a group, will decrease from $9,506,267 (non beneficial) on a historical basis to approximately 9,145,205 on a pro forma basis, and (c) the collective pro rata interest of Chesapeake’s current officers and directors, as a group, in the net income of Chesapeake for the year ended December 31, 2001, will increase from $1,141,739 on a historical basis (based on the number of shares beneficially owned by such officers and directors as of the record date) to $1,168,667 on a pro forma basis (based on the number of shares Chesapeake anticipates such officers and directors to beneficially own immediately after the transaction). For a description of the assumptions Chesapeake used in determining the numbers of shares and related percentages that Chesapeake expects to be held by current officers and directors immediately after the transaction, please see footnotes (1) and (2) under “The Parties—Beneficial Ownership of Securities of Chesapeake.”

Conduct of Chesapeake’s Business After the Transaction

Following the transaction, Chesapeake and its subsidiaries, including Chesapeake Bank, will continue to conduct their existing operations in the same manner as now conducted. The executive officers and directors immediately prior to the transaction will the executive officers and directors of Chesapeake after the transaction. The bylaws of Chesapeake will remain in effect and unchanged by the transaction. The deposits of Chesapeake Bank will continue to be insured by the FDIC, and Chesapeake and Chesapeake Bank will continue to be regulated by the same bank regulatory agencies as before the transaction.

Chesapeake believes that there are significant advantages in becoming a private company, and Chesapeake plans to avail itself of any opportunities it may have as a private company, including, but not limited to, making any public or private offering for its shares, or entering into any other arrangement as it may deem appropriate. Although management does not presently have an intent to enter into any such offering or arrangement nor is management currently in negotiations with respect to any such offering or arrangement, there exists the possibility that Chesapeake may enter into such an arrangement in the future and the remaining shareholders of Chesapeake may receive payment for their shares in any such offering or arrangement lower than, equal to or in excess of the amount paid to Cashed-Out Shareholders in the transaction.

Other than as described in this proxy statement, neither Chesapeake nor its management has any current plans or proposals to effect any extraordinary corporate transaction, such as a merger, reorganization or liquidation; to sell or transfer any material amount of its assets; to change its board of directors or management; to change materially its indebtedness or capitalization; or otherwise to effect any material change in its corporate structure or business.

The shares of Chesapeake common stock converted in the transaction into the right to receive $27.00 cash will, after the transaction, be included in Chesapeake’s authorized but unissued shares and would be available for issuance in the future.

Fees and Expenses

Chesapeake estimates that transaction related fees and expenses, consisting primarily of financial advisory fees, SEC filing fees, fees and expenses of attorneys and accountants and other related charges, will total approximately $132,800, assuming the transaction is completed. This amount consists of the following estimated fees:

Description	Amount
Advisory fees and expenses	$45,000
Legal fees and expenses	52,800
Accounting fees and expenses	10,000
SEC filing fee	182
Printing, solicitation and mailing costs	7,000
Miscellaneous expenses	17,818

Total	$132,800

Anticipated Accounting Treatment

Chesapeake anticipates that it will account for the purchase of outstanding Chesapeake common stock in the transaction from shareholders as retired stock.

The transaction will not affect any certificates representing shares of common stock held by registered shareholders owning 500 or more shares of common stock immediately prior to the effective time. Existing certificates held by any of these shareholders will continue to evidence ownership of the same number of shares as is set forth on the face of the certificates.

Any Cashed-Out Shareholder with share certificates will receive a letter of transmittal after the transaction is completed. These shareholders must complete and sign the letter of transmittal and return it with their stock certificates(s) to Chesapeake’s transfer agent before they can receive cash payment for those shares.

U.S. Federal Income Tax Consequences

Summarized below are the material federal income tax consequences to Chesapeake and its shareholders resulting from the transaction. This summary is based on existing U.S. federal income tax law, which may change, even retroactively. This summary does not discuss all aspects of federal income taxation which may be important to you in light of your individual circumstances. Many shareholders (such as financial institutions, insurance companies, broker-dealers, tax-exempt organizations, and foreign persons) may be subject to special tax rules. Other shareholders may also be subject to special tax rules, including but not limited to shareholders who received Chesapeake common stock as compensation for services or pursuant to the exercise of an employee stock option, or shareholders who have held, or will hold, stock as part of a straddle, hedging, or conversion transaction for federal income tax purposes. In addition, this summary does not discuss any state, local, foreign, or other tax considerations.

This summary assumes that you are one of the following: (1) a citizen or resident of the United States; (2) a corporation or other entity taxable as a corporation created or organized under U.S. law (federal or state); (3) an estate the income of which is subject to U.S. federal income taxation regardless of its sources; (4) a trust if a U.S. court is able to exercise primary supervision over administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) any other person whose worldwide income and gain is otherwise subject to U.S. federal income taxation on a net basis. This summary also assumes that you have held and will continue to hold your shares as capital assets for investment purposes under the Internal Revenue Code of 1986, as amended.

We believe that the transaction will be treated as a tax-free “recapitalization” for federal income tax purposes. This will result in no material federal income tax consequences to Chesapeake.

Shareholders are encouraged to consult their own tax advisor as to the particular federal, state, local, foreign, and other tax consequences, in light of their specific circumstances.

Federal income tax consequences to shareholders who are not cashed-out in the transaction.    If you (1) continue to hold Chesapeake common stock immediately after the transaction, and (2) you receive no cash as a result of the transaction, you will not recognize any gain or loss in the transaction and you will have the same adjusted tax basis and holding period in your Chesapeake common stock as you had in such stock immediately prior to the transaction.

Federal income tax consequences to shareholders who both receive cash and are considered to continue to own Chesapeake common stock after the transaction for federal income tax purposes.    In some instances you may be entitled to receive cash in the transaction for shares you hold in one capacity but continue to hold shares you hold in another capacity. For instance, if you own shares in your own name and hold other shares jointly with another person, the joint holdings would not be combined with your individual holdings for purposes of the transaction. As a result, in some instances the shares you hold in one capacity might be cashed-out in the transaction while the shares you hold in another capacity remain outstanding. However, in that situation you would be deemed for federal income tax purposes both to have received cash in the transaction and to continue to hold shares after the transaction.

If you both receive cash as a result of the transaction and are considered to continue to hold Chesapeake common stock immediately after the transaction for federal income tax purposes, you generally will recognize gain, but not loss, in an amount equal to the lesser of (1) the excess of the sum of aggregate fair market value of your shares of Chesapeake common stock plus the cash received over your adjusted tax basis in the transaction, or (2) the amount of cash received in the transaction. In determining whether you continue to hold stock immediately after the transaction, you will be treated as owning shares actually or constructively owned by certain individuals and entities related to you. Your aggregate adjusted tax basis in your shares of Chesapeake common stock held immediately after the transaction will be equal to your aggregate adjusted tax basis in your shares of Chesapeake common stock held immediately prior to the transaction, increased by any gain recognized in the transaction, and decreased by the amount of cash received in the transaction.

Any gain recognized in the transaction will be treated, for federal income tax purposes, as capital gain, provided that your receipt of cash either (1) is not essentially equivalent to a dividend with respect to you as determined under Section 302(b)(1) of the Internal Revenue Code, or (2) is a substantially disproportionate redemption of stock with respect to you as determined under Section 302(b)(2) of the Internal Revenue Code. If your gain is not treated as capital gain under any of these tests, the gain will be treated as ordinary dividend income to you to the extent of your ratable share of Chesapeake’s undistributed earnings and profits, then as a tax-free return of capital to the extent of your aggregate adjusted tax basis in your shares, and any remaining gain will be treated as a capital gain. If you or, a person or entity related to you, continues to hold Chesapeake common stock immediately after the transaction you are urged to consult your tax advisor as to the particular federal, state, local, foreign, and other tax consequences of the transaction, in light of your specific circumstances.

Federal income tax consequences to cashed-out shareholders who do not continue to own Chesapeake common stock after the transaction.    If you receive cash as a result of the transaction but do not continue to hold Chesapeake common stock immediately after the transaction, your tax consequences will depend on whether, in addition to receiving cash, a person or entity related to you (as determined by the Internal Revenue Code) continues to hold Chesapeake common stock immediately after the transaction, as explained below.

If you (1) receive cash in exchange for Chesapeake common stock as a result of the transaction but do not continue to hold Chesapeake common stock immediately after the transaction, and (2) you are not related to any person or entity which holds Chesapeake common stock immediately after the transaction, you will recognize capital gain or loss. The amount of capital gain or loss you recognize will equal the difference between the cash you receive for your cashed-out stock and your aggregate adjusted tax basis in such stock.

If you are related to a person or entity who continues to hold Chesapeake common stock immediately after the transaction (as determined by the Internal Revenue Code) you will be treated as owning shares actually or constructively owned by such individuals or entities which may cause your receipt of cash in exchange for Chesapeake common stock to be treated first as ordinary dividend income to the extent of your ratable share of Chesapeake’s undistributed earnings and profits, then as a tax-free return of capital to the extent of your aggregate adjusted tax basis in your shares, and any remaining amount will be treated as capital gain. If you are related to a person or entity who continues to hold Chesapeake common stock immediately after the transaction you are urged to consult your tax advisor as to the particular federal, state, local, foreign, and other tax consequences of the transaction, in light of your specific circumstances.

Capital Gain And Loss.    For individuals, net capital gain (defined generally as your total capital gains in excess of capital losses for the year) recognized upon the sale of capital assets that have been held for more than 12 months generally will be subject to tax at a rate not to exceed 20%. Net capital gain recognized from the sale of capital assets that have been held for 12 months or less will continue to be subject to tax at ordinary income tax rates. In addition, capital gain recognized by a corporate taxpayer will continue to be subject to tax at the ordinary income tax rates applicable to corporations. There are limitations on the deductibility of capital losses.

Backup Withholding.    Shareholders will be required to provide their social security or other taxpayer identification numbers (or, in some instances, additional information) in connection with the transaction to avoid backup withholding requirements that might otherwise apply. The letter of transmittal will require each stockholder to deliver such information when the common stock certificates are surrendered following the effective time of the transaction. Failure to provide such information may result in backup withholding.

As explained above, the amounts paid to you as a result of the transaction may result in dividend income, capital gain income, or some combination of dividend and capital gain income to you depending on your individual circumstances. The U.S. Federal income tax discussion set forth above is based upon present law, which is subject to change possibly with retroactive effect. You should consult your tax advisor as to the particular federal, state, local, foreign, and other tax consequences of the transaction, in light of your specific circumstances.

Regulatory Requirements

In connection with the transaction, Chesapeake will be required to make a number of filings with and obtain a number of approvals from various federal and state governmental agencies, including:

•
filing of articles of amendment with the State Corporation Commission of the Commonwealth of Virginia in accordance with the Virginia Stock Corporation Act after the approval of the transaction by Chesapeake’s shareholders; and

•
complying with federal and state securities laws, including Chesapeake’s filing, prior to the date of this proxy statement, of a Rule 13e-3 Transaction Statement on Schedule 13E-3 with the Securities and Exchange Commission.

Dissenters’ Rights

Shareholders do not have appraisal rights under Virginia Law or under Chesapeake’s articles of incorporation or bylaws in connection with the transaction.

FINANCIAL INFORMATION

Selected Historical Financial Information

The following summary of historical consolidated financial data was derived from Chesapeake’s audited consolidated financial statements as of and for each of the years ended December 31, 2001, 2000 and 1999 and from Chesapeake’s unaudited interim consolidated financial statements as of and for the nine months ended September 30, 2002 and 2001. The income statement data for the nine months ended September 30, 2002 is not necessarily indicative of results for a full year. This financial information is only a summary and should be read in conjunction with the consolidated financial statements of Chesapeake and other financial information, including the notes thereto, contained in Chesapeake’s Annual Report on Form 10-KSB for the year ended December 31, 2001 and Quarterly Report on Form 10-QSB for the quarter ended September 30, 2002, which information is incorporated by reference in this proxy statement. See “Where You can Find More Information” on page 51 and “Documents Incorporated by Reference,” on page 51.

	Nine Months Ended September 30, (Unaudited)		Year Ended December 31,
	2002	2001	2001	2000	1999
	(Dollars in thousands except ratios and per share amounts)
Results of Operations:
Interest income	$11,741	$12,761	$16,850	$15,667	$13,423
Interest expense	4,013	5,994	7,524	7,871	6,174
Net interest income	7,728	6,767	9,326	7,796	7,249
Provision for loan losses	855	437	697	405	211
Net interest income after provision for loan losses	6,874	6,330	8,629	7,391	7,038
Noninterest income	5,331	4,250	5,790	5,140	4,524
Noninterest expenses	9,142	7,936	10,845	9,581	8,811
Income before tax	3,063	2,645	3,574	2,950	2,751
Income tax expense	796	689	934	722	690
Net income	2,266	1,955	$2,640	$2,228	$2,061

Financial Condition:
Total assets	$281,827	$234,002	$245,004	$224,213	$197,435
Total deposits	244,694	205,755	211,817	194,044	174,823
Net loans	188,910	164,497	166,475	156,331	130,640
Note payable	768	799	792	822	848
Shareholders’ Equity	23,669	20,369	20,575	18,330	15,513
Average assets	263,104	230,360	233,289	211,055	187,429
Average shareholders’ equity	21,105	18,730	19,099	16,705	15,339

Key Financial Ratios:
Return on average assets	1.15%	1.13%	1.13%	1.06%	1.10%
Return on average equity	14.32%	13.92%	13.82%	13.34%	13.44%
Dividends paid as a percent of net income	20.28%	20.99%	21.2%	22.1%	19.73%

Per Share Data:
Net income basic	$1.78	$1.58	$2.12	$1.81	$1.67
Net income, diluted	1.74	1.54	2.07	1.76	1.60
Cash dividends declared	.36	.33	45	40	33
Book value	18.43	16.32	16.39	14.90	12.65

Pro Forma Consolidated Financial Statements (Unaudited)

The following unaudited pro forma consolidated balance sheet as of September 30, 2002 and the unaudited pro forma consolidated income statements for the year ended December 31, 2001, and the nine months ended September 30, 2002, give effect to the following:

•
We have assumed that the transaction occurred as of September 30, 2002, for purposes of the consolidated balance sheet, and as of January 1, 2001, and January 1, 2002, respectively, with respect to the consolidated income statements for the year ended December 31, 2001, and the nine months ended September 30, 2002.

•
We have assumed that a total of 83,017 shares are cashed-out in the transaction at a price of $27.00 per share for a total of $2,246,859. Additionally, we have assumed that we have incurred or will incur $132,800 in costs and expenses relating to the transaction.

•
All of the cash required to consummate the transaction including for the payment of expenses was financed through a private placement of our trust preferred securities as described under “Special Factors—Financial Effects of the Transaction; Financing the Transaction.”

•	We have not reflected the anticipated special cost savings, estimated to be approximately $75,600 per year that we expect as a result of the transaction.

The unaudited pro forma information is not necessarily indicative of the results that would have occurred had the transaction actually taken place at the respective time periods specified nor does such information purport to project the results of operations for any future date or period.

The unaudited pro forma financial statements should be read in conjunction with the historical financial statements and accompanying footnotes of Chesapeake included in our Annual Report on Form 10-KSB for the year ended December 31, 2001 and our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2002, which are incorporated in this proxy statement by reference.

PRO FORMA CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2002
(Unaudited)

	As of September 30, 2002
	Historical		Pro forma Adjustments	Pro forma Combined
	(Unaudited)
ASSETS:
Cash and due from banks	$8,826,353	(1&3)	$7,280,341	$16,106,694
Securities available for sale	12,000,000			12,000,000
U.S. Government agencies (book value of $20,762,304)	21,253,377			21,253,377
Obligations of state and political subdivisions (book value of $16,631,698)	18,264,699			18,264,699
Other securities (book value $1,535,395-2002)	1,800,958			1,800,958
Loans	191,823,684			191,823,684
Less: allowance for loan loss	(2,913,807)			(2,913,807)
Net loans	188,909,877			188,909,877
Bank premises and equipment, net	7,198,046			7,198,046
Accrued interest receivable	1,295,737			1,295,737
Business manager assets	16,445,959			16,445,959
Other assets	5,831,617		340,000	6,171,617

Total assets	$281,826,623		$7,620,341	$289,446,964

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Deposits:
Noninterest bearing deposits	$41,148,655			$41,148,655
Savings and interest bearing deposits	96,098,404			96,098,404
Certificates of deposits	107,446,522			107,446,522
Total deposits	244,693,581			244,693,581
Federal funds purchased and FHLB borrowing	10,973,399			10,973,399
Accrued interest payable	224,507			224,507
Other liabilities	1,497,561			1,497,561
Note payable	768,442			768,442
Trust preferred securities	0	(1)	10,000,000	10,000,000

Total liabilities	$258,157,490		$10,000,000	$268,157,490
Commitments	—		—	—
Shareholders’ equity:
Preferred stock	$—		$—	$—
Common stock, nonvoting	—		—	—
Common stock, voting, par value $5 per share, authorized 2,000,000 shares; issued and outstanding 1,284,198 at September 30, 2002 and 1,200,981 as adjusted	6,420,990	(2)	(416,085)	6,004,905
Paid in capital	310,383	(2)	(310,383)	—
Unrealized gains on securities available for sale	1,577,160			1,577,160
Retained earnings	15,360,600	(2&3)	(1,653,191)	13,707,409

Total shareholders’ equity	$23,669,133		$(2,379,659)	21,289,474

Total liabilities and shareholders’ equity	$281,826,623		$7,620,341	$289,446,964

(1)	Issuance of $10,000,000 Trust Preferred Securities.
(2)	Retirement of repurchased shares with $5 par value (83,217 shares at $27).
(3)	Filing and transaction costs.

PRO FORMA CONSOLIDATED INCOME STATEMENT
YEAR ENDED DECEMBER 31, 2001

	Year Ended December 31, 2001:
	Historical		Year-Ended: Pro Forma Adjustments	Pro Forma Combined
			(Unaudited)
Interest Income:
Interest and fees on loans	$14,501,980			$14,501,980
Interest on federal funds sold	116,514			116,514
Interest on obligations of U.S. agency obligations and other	1,394,867	(1)	$608,637	2,003,504
Interest on obligations of state and political subdivisions	837,017			837,017

Total interest income	16,850,378		608,637	17,459,015

Interest Expense:
Interest on savings and interest bearing deposits	1,692,610			1,692,610
Interest on certificates of deposit	5,440,099			5,440,099
Interest on federal funds purchased	347,050			347,050
Other interest expense	44,452	(2)	$712,000	756,452

Total interest expense	7,524,211			8,236,211
Net interest income	9,326,167		(103,363)	9,222,804
Provision for loan loss	696,664			696,664

Net interest income after provision for loan losses	8,629,503		(103,363)	8,526,140

Non-interest Income:
Income from fiduciary activities	1,097,876			1,097,876
Service charges on deposit accounts	823,583			823,583
Securities gains (losses), net	(1,625)			(1,625)
Other income	3,870,287			3,870,287

Total non-interest income	5,790,121			5,790,121

Non-interest Expense:
Salaries and employee benefits	4,943,204			4,943,204
Occupancy expenses	1,803,340			1,803,340
Other expenses	4,098,846		68,000	4,166,846
Total non-interest expense	10,845,390		68,000	10,913,390
Income before income taxes	3,574,234		(171,363)	3,402,871
Applicable income taxes	933,805	(3)	(44,777)	889,028
Net income	$2,640,429		(126,586)	$2,513,843

Earnings per share, primary	$2.12			$2.17
Earnings per share, assuming dilution	$2.07			$2.11

(1)	Income shown from earnings assets (est. at 8.36%).
(2)	Interest expense on trust preferred to finance transaction (est. at 7.12%)
(3)	Tax effect on interest expense (effective rate of 26.13%).

PRO FORMA CONSOLIDATED STATEMENT OF INCOME
SEPTEMBER 30, 2002
(Unaudited)

	Nine Months Ended September 30, 2002:
	Historical		Pro Forma Adjustments	Pro Forma Combined
			(Unaudited)
Interest Income:
Interest and fees on loans	$10,016,217			$10,016,217
Interest on federal funds sold	115,620			115,620
Interest on time deposits with banks	5,948			5,948
Interest on obligations of U.S. agency obligations	926,390	(1)	$375,667	1,302,057
Interest on obligations of state and political subdivisions	676,897			676,897

Total interest income	11,741,072		375,667	12,116,739

Interest Expense:
Interest on savings and interest bearing deposits	962,083			962,083
Interest on certificates of deposit	2,836,470			2,836,470
Interest on federal funds purchased	181,893			181,893
Other interest expense	32,240	(2)	357,759	389,999

Total interest expense	4,012,686		357,759	4,370,445
Net interest income	7,728,386		17,908	7,746,294
Provision for loan loss	854,501			854,501

Net interest income after provision for loan losses	6,873,885		17,908	6,891,793

Non-interest Income:
Income from fiduciary activities	971,332			971,332
Service charges on deposit accounts	670,688			670,688
Securities gains (losses), net	(2,335)			(2,335)
Merchant card income	868,619			868,619
ATM income	243,687			243,687
Business manager income	1,955,152			1,955,152
Other income	623,692			623,692

Total non-interest income	5,330,835			5,330,835

Non-interest Expense:
Salaries	3,299,830			3,299,830
Employee benefits	707,755			707,755
Occupancy expenses	1,656,968			1,656,968
Merchant card expense	756,064			756,064
ATM expense	210,468			210,468
Business manager expense	578,748			578,748
Other expenses	1,931,807		51,000	1,982,807

Total non-interest expense	9,141,640		51,000	9,192,640
Income before income taxes	3,063,080		(33,092)	3,029,988
Applicable income taxes	796,401	(3)	(9,163)	787,238
Net income	$2,266,679		(23,929)	$2,242,750

Earnings per share, basic	$1.78			$1.88
Earnings per share, assuming dilution	$1.74			$1.84

(1)	Income shown from earnings assets (est. at 6.88%).
(2)	Interest expense on trust preferred to finance transaction (est. at 4.77%).
(3)	Tax effect on interest expense (effective rate of 27.69%).

Market Prices and Dividend Information

Chesapeake’s common stock is quoted on the OTC Bulletin Board under the symbol “CPKF”. The table below sets forth the high and low sales prices for the common stock from January 1, 2000, through January 29, 2003, as reported by the OTC Bulletin Board, for the calendar quarters indicated, and the dividends declared on the stock in each quarter. These price quotations reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not necessarily represent actual transactions.

	High	Low	Dividends Declared
2003
First Quarter (through January 29)	$26.00	$25.10	$0.13
2002
First Quarter	$23.00	$20.25	$0.12
Second Quarter	23.50	21.10	0.12
Third Quarter	27.00	22.15	0.12
Fourth Quarter	27.00	24.65	0.13
2001
First Quarter	$15.50	$13.50	$0.11
Second Quarter	19.75	15.50	0.11
Third Quarter	21.00	19.25	0.11
Fourth Quarter	22.25	20.10	0.12
2000
First Quarter	$21.00	$18.00	$0.10
Second Quarter	18.50	17.25	0.10
Third Quarter	17.50	14.125	0.10
Fourth Quarter	15.75	13.75	0.10

The Chesapeake board of directors, in its discretion, will determine whether to declare and pay dividends in the future. In view of the relatively small percentage of outstanding shares being cashed-out in the transaction the board of directors does not anticipate that the transaction will have a material effect on Chesapeake’s dividend policy. However, any future declaration and payment of dividends will depend upon, among other factors, Chesapeake’s results of operations and financial condition, future prospects, regulatory capital requirements, and other factors deemed relevant by the board of directors.

On August 30, 2002, the last business day before the proposed going private transaction was announced, the closing price of our common stock was $22.75. As of the record date (January 17, 2003), we had 457 shareholders of record.

Chesapeake Common Stock Purchase Information

Since January 1, 2000, Chesapeake has purchased its common stock through its stock repurchase program. The following table provides certain information concerning those repurchases.

Year	Number of Shares Repurchased	Price Range	Average Price
2003 (through January 29)	0	—	—
2002	0	—	—
2001	600	$15.00 to $15.50	$15.25
2000	15,476	$15.00 to $20.50	$18.34

THE PARTIES

Chesapeake Financial Shares

Chesapeake is an independent, community owned financial services holding company based in Kilmarnock, Virginia. Chesapeake was incorporated under the laws of the Commonwealth of Virginia in 1982 in connection with the reorganization of Chesapeake Bank (organized in 1900) into a one-bank holding company structure. Chesapeake conducts substantially all of its business activities through its wholly-owned subsidiaries—Chesapeake Bank and Chesapeake Investment Group, Inc. Chesapeake Investment Group, Inc. has as its subsidiaries Chesapeake Financial Group, Inc., Chesapeake Insurance Agency, Inc., d/b/a Chesapeake Investment Services, and Chesapeake Trust Company.

Chesapeake Bank is a full-service commercial bank incorporated under the laws of the Commonwealth of Virginia and traces its origins back to 1900. It has grown to provide a full range of banking and related financial services, including checking, savings, certificates of deposit and other depository services; commercial, residential real estate and consumer loan services; and safekeeping services. Other products include Touch Tone Teller, 24 hour access services, internet banking with online bill payment, and check imaging. Chesapeake Bank is a member of the Federal Reserve System and the Bank Insurance Fund of the Federal Deposit Insurance Corporation insures its deposits.

Chesapeake Bank operates nine banking offices and eleven ATMs. Its existing market area covers most of the area north of the Rappahannock River and south of the Potomac River known as the “Northern Neck”, the area bounded on the south by the York River and on the north by the Rappahannock River, known as the “Middle Peninsula”, and the Williamsburg area north of the James River.

Chesapeake Financial Group, Inc. opened for business at the end of 1998. It offers portfolio management coupled with highly customized service to high net worth individuals and institutions. Chesapeake Investment Services offers annuity products (fixed and variable), mutual funds and discount brokerage products. Chesapeake Bank transferred a significant portion of its Trust Department’s business to Chesapeake Trust Company as part of a corporate restructuring that was completed in the first quarter of 2001.

Security Ownership of Management

The following table presents information about the beneficial ownership of Chesapeake common stock as of the record date (January 17, 2003) by each director and executive officer of Chesapeake, and by all directors and executive officers of Chesapeake. It also shows their anticipated beneficial ownership after the transaction as a group.

Name	Number of Shares Beneficially Owned as of January 17, 2003(1)		Percentage of Class(2)	Percentage of Class (Pro Forma)(2)
T. Nash Broaddus	25,966		2.0%	2.1%
Eugene S. Hudnall, Jr.	10,301		*	*
John H. Hunt, II	46,396		3.6%	3.9%
Douglas D. Monroe, Jr.	310,761	(3)(4)	24.0%	25.3%
Katherine W. Monroe	57,966	(4)	4.4%	4.7%
Bruce P. Robertson	1,846		*	*
William F. Shumadine, Jr.	10,311		*	*
Robert L. Stephens	15,558		1.2%	1.3%
Jeffrey M. Szyperski	59,451	(5)	4.5%	4.8%
All directors and executive officers as a group (9 persons)	538,556		41.1%	43.9%

*	Represents less than 1.0% of the total outstanding shares of common stock.
(1)
For purposes of this table, a person is deemed to be the beneficial owner of shares of Chesapeake’s common stock if he or she has or shares the power to vote or to direct the voting of the security or the power to dispose of or to direct the disposition of the security, or if he has the right to acquire beneficial ownership of the security within 60 days.

(2)
The percentage of class represents the number of shares beneficially owned as a percentage of all outstanding shares of Chesapeake stock plus all exercisable stock options issued to directors and executive officers of Chesapeake. The pro forma percentages reflect the percentages of the class that each such person is anticipated to hold after giving effect to the transaction, assuming that approximately shares are cashed-out in the transaction.

(3)
Includes: (i) 47,884 shares which are held jointly with his wife Katherine W. Monroe (see footnote (4) below); (ii) 11,640 shares that may be acquired pursuant to presently exercisable stock options; and (iii) 15,840 shares held in trust for which he serves as joint trustee.

(4)
Douglas D. Monroe, Jr., and Katherine W. Monroe are husband and wife. Mr. Monroe has sole voting power over 235,397 shares of common stock. Mrs. Monroe has sole voting power over 57,966 shares. Mr. and Mrs. Monroe share voting power over 47,884 shares, which are reflected in Mr. Monroe’s stock ownership information in order to avoid double counting. In the aggregate, Mr. and Mrs. Monroe beneficially own 368,727 shares of common stock.

(5)
Includes: (i) 14,140 shares which are held by Mr. Szyperski’s spouse; (ii) 11,640 shares that may be acquired pursuant to presently exercisable stock options; and (iii) 23,040 shares held in trust for his children, nieces, and nephews for which he has a proxy to vote those shares.

Directors and Officers of Chesapeake

The following table provides certain information for each director and principal officer of Chesapeake.

Name (Age)	Director Since	Principal Occupation For the Last Five Years
T. Nash Broaddus (83)	1988	Chairman Emeritus since 2001 and former Chief Executive Officer, Prodesco, Inc., a textile manufacturer, Perkasie, Pennsylvania
Eugene S. Hudnall, Jr. (63)	1983	Chairman of the Board of Directors since 2001 and former President, George Noblett, Inc., a major appliance dealer, mechanical contractor, and propane gas dealer, Kilmarnock, Virginia
Douglas D. Monroe, Jr. (69)	1982	Chairman of the Board & Chief Executive Officer of Chesapeake; Chairman Emeritus of Chesapeake Bank since 2001
Katherine W. Monroe (69)	1985	A licensed real estate agent; Treasurer of Chesapeake
Bruce P. Robertson (57)	1999	President, Shirley Pewter Shops, Inc. and The Porcelain Collector of Williamsburg, Ltd., Williamsburg, Virginia
William F. Shumadine, Jr. (58)	1997	Managing Director, Lowe, Brockenbrough & Co., Inc., registered investment advisor, Richmond, Virginia
Robert L. Stephens (70)	1985	Retired; Former Owner, The Tides Inn, Inc. a resort & conference center in Irvington, Virginia
Jeffrey M. Szyperski (41)	1999	President of Chesapeake; Chairman of the Board of Directors, President & Chief Executive Officer of Chesapeake Bank

The following is information on the only executive officer of Chesapeake who is not also a director of Chesapeake.

John H. Hunt, II (55)	Senior Vice President, Chief Financial Officer and Secretary of Chesapeake and Chesapeake Bank

Except as set forth below, there are no family relationships among any of the directors or principal officers. Douglas D. Monroe, Jr. and Katherine W. Monroe are husband and wife and Mr. Szyperski is the son-in-law of Mr. and Mrs. Monroe. None of the directors currently serves as a director of any other company with a class of securities registered pursuant to Section 12 of the Exchange Act. The business address and telephone number of each director and executive officer is c/o Chesapeake Financial Shares, Inc., 97 North Main Street, Kilmarnock, Virginia 22482 (804) 435-1181.

THE PROPOSED AMENDMENT

The following is a description of the material terms and effects of the transaction. A copy of the separate articles of amendment effecting both the reverse split and the forward split following immediately thereafter are attached as Annex A to this proxy statement and are collectively referred to herein as the “proposed amendment.” This discussion does not include all of the information that may be important to you. You should read the proposed amendment and this proxy statement and related annexes before deciding how to vote at the special meeting.

Structure of the Transaction

The transaction includes both a reverse stock split and a forward stock split of the common stock. If the transaction is approved by shareholders and implemented by the board, the reverse split is expected to occur at 6:00 p.m., Eastern Standard Time, on February 27, 2003 (the “effective time”) and the forward split is expected to occur at 6:01 p.m., Eastern Standard Time, on the same date. Upon consummation of the reverse split, each registered shareholder at the effective time will receive one (1) share of common stock for each 500 shares of common stock held by his or her account at that time. If a registered shareholder holds 500 or more shares of common stock in his or her account, any fractional shares in such account will not be cashed-out after the reverse split and the total number of shares held by such holder will not change as a result of the transaction. As allowed under Section 13.1-641 of the Virginia Stock Corporation Act, any registered shareholder who holds fewer than 500 shares of common stock in his or her account at the effective time (also referred to as a “Cashed-Out Shareholder”) will receive a cash payment instead of fractional shares. This cash payment will be determined and paid as described under “Conversion of Shares in the Transaction” at page 47. Immediately following the reverse split, all shareholders who are not Cashed-Out Shareholders will receive 500 shares of common stock for every one share of common stock they held following the reverse split. We intend for the transaction to treat shareholders holding common stock in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names, and nominees will be instructed to effect the transaction for their beneficial holders. Accordingly, we also refer to those street name holders who receive a cash payment instead of fractional shares as Cashed-Out Shareholders. However, nominees may have different procedures, and shareholders holding shares in street name should contact their nominees.

Conversion of Shares in the Transaction

At the effective time of the transaction:

•
all outstanding shares of Chesapeake common stock, whether record shares (as defined below) or street shares (as defined below), held of record by a holder (as defined below) holding fewer than 500 shares of Chesapeake stock immediately prior to the effective time shall, without any action on the part of the holder thereof, be converted into the right to receive cash equal to $27.00 per share (the “transaction consideration”);

•
all outstanding shares of Chesapeake common stock other than those described above as being converted into the right to receive the transaction consideration shall remain outstanding with all rights, privileges, and powers existing immediately before the transaction;

•
no holder holding, of record or beneficially, immediately prior to the effective time 500 or more shares (including any combination of record shares or street shares) in the aggregate shall be entitled to receive any transaction consideration with respect to the shares so held; and

•
it is a condition precedent to the right of any holder to receive the transaction consideration, if any, payable with respect to the shares held by such holder that such holder certify to Chesapeake in the letter of transmittal delivered by Chesapeake as described below that such holder held, of record and beneficially, immediately prior to the transaction fewer than 500 shares (including any combination of record shares and street shares) in the aggregate.

As used above:

•
the term “record shares” means shares of Chesapeake stock other than street shares, and any record share shall be deemed to be held by the registered holder thereof as reflected on the books of Chesapeake;

•
the term “street shares” means shares of Chesapeake stock held of record in street name, and any street share shall be deemed to be held by the beneficial owner thereof as reflected on the books of the nominee holder thereof;

•	the term “holder” means

(a)  any record holder or holders of record shares who would be deemed, under Rule 12g5-1 under the Exchange Act as described below, to be a single “person” for purposes of determining the number of record shareholders of Chesapeake, and

(b)  any other person or persons who would be deemed to be a “holder” under the above clause if the shares it holds beneficially in street name were held of record by such person or persons.

Chesapeake (along with any other person or entity to which it may delegate or assign any responsibility or task with respect thereto) shall have full discretion and exclusive authority (subject to its right and power to so delegate or assign such authority) to:

•	make such inquiries, whether of any shareholder(s) or otherwise, as it may deem appropriate for purposes of effecting the transaction; and

•
resolve and determine, in its sole discretion, all ambiguities, questions of fact and interpretive and other matters relating to such provisions, including, without limitation, any questions as to the number of shares held by any holder immediately prior to the effective time. All such determinations by Chesapeake shall be final and binding on all parties, and no person or entity shall have any recourse against Chesapeake or any other person or entity with respect thereto.

For purposes of effecting the transaction, Chesapeake may in its sole discretion, but shall not have any obligation to do so,

•
presume that any shares of Chesapeake common stock held in a discrete account (whether record or beneficial) are held by a person distinct from any other person, notwithstanding that the registered or beneficial holder of a separate discrete account has the same or a similar name as the holder of a separate discrete account; and

•
aggregate the shares held (whether of record or beneficially) by any person or persons that Chesapeake determines to constitute a single holder for purposes of determining the number of shares held by such holder.

Rule 12g5-1 under the Exchange Act provides that, for the purpose of determining whether an issuer is subject to the registration provisions of the Exchange Act, securities shall be deemed to be “held of record” by each person who is identified as the owner of such securities on records of security holders maintained by or on behalf of the issue, subject to the following:

•
In any case where the records of security holders have not been maintained in accordance with accepted practice, any additional person who would be identified as such an owner on such records if they had been maintained in accordance with accepted practice shall be included as a holder of record.

•	Securities identified as held of record by a corporation, a partnership, a trust whether or not the trustees are named, or other organization shall be included as so held by one person.

•
Securities identified as held of record by one or more persons as trustees, executors, guardians, custodians or in other fiduciary capacities with respect to a single trust, estate or account shall be included as held of record by one person.

•	Securities held by two or more persons as co-owners shall be included as held by one person.

•
Securities registered in substantially similar names where the issuer has reason to believe because of the address or other indications that such names represent the same person, may be included as held of record by one person.

Exchange of Certificates

Promptly after the transaction, Chesapeake will mail to each holder of a certificate or certificates which immediately prior to the effective time of the transaction evidenced outstanding shares that appear, based on information available to Chesapeake, may have been converted into the right to receive a cash payment (“Certificates”), a letter of transmittal (which shall contain a certification as to the number of shares held and such other matters as Chesapeake may determine and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to Chesapeake) and instructions to effect the surrender of the Certificates in exchange for a cash payment, if any, payable with respect to such Certificates. Upon surrender of a Certificate for cancellation to Chesapeake, together with such letter of transmittal, duly completed and executed and containing the certification that the holder of the Certificate holds fewer than 500 shares, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange a cash payment payable with respect to the shares formerly represented by such Certificate and the Certificate so surrendered shall be canceled. In the event of a transfer of ownership of shares which is not registered in the share transfer records of Chesapeake, the a cash payment, if any, payable in respect of such shares may be paid or issued to the transferee if the Certificate representing such shares is presented to Chesapeake, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid.

You should not send your stock certificates now. You should send them only after you receive a letter of transmittal from Chesapeake. Letters of transmittal will be mailed soon after the transaction is completed.

Timing of Closing

If the transaction is approved by the Chesapeake shareholders, the transaction closing will take place on February 27, 2003 or as soon as practicable thereafter. Immediately following the special meeting, each of the articles of amendment will be filed with the Virginia State Corporation Commission. Each of the reverse split and the forward split will become effective on the date and at the time specified in the respective articles of amendment.

Employee Stock Options

The outstanding options to acquire Chesapeake common stock held by employees of Chesapeake and its subsidiaries will continue to be outstanding after the transaction. As of the record date, there were options outstanding to purchase 90,720 shares of Chesapeake common stock, all of which have exercise prices that are below the $27.00 cash consideration to be paid in the transaction to shareholders owning fewer than 500 shares. Chesapeake granted these options as incentive compensation for services to Chesapeake. Of those options, Chesapeake expects 43,720 to be vested and exercisable as of the date of the transaction. Holders of options not exercised before the transaction will hold stock options in Chesapeake as a private company with limited liquidity. They will benefit from any future appreciation in the value of Chesapeake after the transaction and will assume the risk of any future downturns in the business of Chesapeake after the transaction.

Conditions to the Completion of the Transaction

The completion of the transaction depends upon the approval of the proposed amendment to our articles of incorporation that will implement the transaction by the holders of at least a majority of our outstanding shares.

Reservation of Rights

We reserve the right to abandon the transaction without further action by our shareholders at any time before the filing of the necessary articles of amendment to Chesapeake’s articles of incorporation with the Virginia State Corporation Commission, even if the transaction has been authorized by our shareholders at the special meeting, and by voting in favor of the transaction you are expressly also authorizing us to determine not to proceed with the transaction if we should so decide. We also reserve the right to delay the transaction if there is litigation pending regarding the transaction.

OTHER MATTERS

Management of Chesapeake knows of no other business to be presented at the meeting, but if other matters do properly come before the meeting, unless otherwise instructed, it is intended that the persons named in the proxy will vote shares according to their best judgment.

WHERE YOU CAN FIND MORE INFORMATION

Chesapeake files reports, proxy statements and other information with the SEC under the Exchange Act. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy, at the prescribed rates, this information at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549.

The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, including Chesapeake, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Chesapeake has filed with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3 in respect of the transaction. As permitted by the SEC, this proxy statement omits certain information contained in the Schedule 13E-3. The Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference as a part thereof, is available for inspection or copying as set forth above or is available electronically at the SEC’s website.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows Chesapeake to “incorporate by reference” information into this document. This means that we can disclose important information to you be referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document or in any other subsequently filed document that also is incorporated by reference herein.

This document incorporates by reference the documents listed below that Chesapeake has filed previously with the SEC. They contain important information about Chesapeake and its financial condition.

•	Chesapeake’s Annual Report on Form 10-KSB for the year ended December 31, 2001.

•	Chesapeake’s Quarterly Report on Form 10-QSB, as amended, for the quarter ended September 30, 2002.

We also incorporate by reference any additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or
15(d) of the Exchange Act between the date of this document and the date of Chesapeake’s special meeting.

We will provide, without charge, to each person to whom this proxy statement is delivered, upon written or oral request of such person and by first class mail or other equally prompt means within one business day of receipt of such request, a copy of any and all information that has been incorporated by reference, without exhibits unless such exhibits are also incorporated by reference in this proxy statement. You may obtain a copy of these documents and any amendments thereto by writing to John H. Hunt, II, Secretary, at the following address: Chesapeake Financial Shares, Inc., 97 North Main Street, Kilmarnock, Virginia 22482 (804) 435-1181.

These documents are also included in our SEC filings, which you can access electronically at the SEC’s website at http://www.sec.gov.

We have not authorized anyone to give any information or make any representation about the transaction or us that differs from, or adds to, the information in this proxy statement or in our documents that are publicly filed with the SEC. If anyone does give you different or additional information, you should not rely on it.

By Order of the Board of Directors,

John H. Hunt, II Secretary

ANNEX A

ARTICLES OF AMENDMENT

TO THE ARTICLES OF INCORPORATION OF

CHESAPEAKE FINANCIAL SHARES, INC.

I.    Name.    The name of the Corporation is Chesapeake Financial Shares, Inc.

II.    Text of Amendment.    The introductory paragraph to Article III of the Corporation’s Articles of Incorporation shall be amended to read as follows:

Each share of voting common stock issued and outstanding immediately prior to the time this amendment becomes effective shall be and is hereby automatically reclassified and changed (without any further act) into one-five hundredths (1/500th) of a fully paid and nonassessable share of voting common stock, provided that no fractional shares shall be issued to any holder of fewer than 500 shares of voting common stock immediately prior to the time this amendment becomes effective. In lieu of issuing such fractional shares the Corporation shall pay in cash the fair value of such fractions of a share as determined in the good faith judgment of the Board of Directors of the Corporation.

The Corporation shall have authority to issue 2,400,000 shares of voting common stock, 635,000 shares of nonvoting common stock, and 50,000 shares of preferred stock, all of which shares shall have a par value of $5.00 per share.

The remainder of Article III is not amended hereby.

III.    Adoption and Date of Adoption.    The foregoing amendment was approved by the Board of Directors of the Corporation on January 16, 2003 and recommended and submitted to the holders of the voting common stock of the Corporation, the only class of capital stock outstanding, at a special meeting of shareholders called and held in accordance with the Virginia Stock Corporation Act on February 27, 2003. As of the record date of that meeting, 1,288,227 shares of the Corporation’s voting common stock were issued and outstanding and entitled to vote. At that meeting,              undisputed shares were voted in favor of the amendment,

             shares abstained, and              shares were voted against the amendment. This represented approval by             % of the total shares of voting common stock issued and outstanding and was sufficient for approval by the Corporation’s shareholders.

IV.    Effective Date.    The Certificate of Amendment shall become effective at 6:00 p.m., Eastern Standard Time, on February 27, 2003, in accordance with Section 13.1-606 of the Virginia Stock Corporation Act.

February 27, 2003	CHESAPEAKE FINANCIAL SHARES, INC.

By:
John H. Hunt, II Senior Vice President

ARTICLES OF AMENDMENT

TO THE ARTICLES OF INCORPORATION OF

CHESAPEAKE FINANCIAL SHARES, INC.

I.    Name.    The name of the Corporation is Chesapeake Financial Shares, Inc.

II.    Text of Amendment.    The introductory paragraph to Article III of the Corporation’s Articles of Incorporation shall be amended to read as follows:

Each share of voting common stock issued and outstanding (and including each fractional interest in excess of one (1) share held by any shareholder) immediately prior to the time this amendment becomes effective shall be and are hereby automatically reclassified and changed (without any further act) into five hundred (500) fully paid and nonassessable shares of voting common stock (or, with respect to such fractional interests, such lesser number of shares as may be applicable based upon such 500-to-1 ratio), provided that no fractional shares shall be issued.

The Corporation shall have authority to issue 2,400,000 shares of voting common stock, 635,000 shares of nonvoting common stock, and 50,000 shares of preferred stock, all of which shares shall have a par value of $5.00 per share.

The remainder of Article III is not amended hereby.

III.    Adoption and Date of Adoption.    The foregoing amendment was approved by the Board of Directors of the Corporation on January 16, 2003 and recommended and submitted to the holders of the voting common stock of the Corporation, the only class of capital stock outstanding, at a special meeting of shareholders called and held in accordance with the Virginia Stock Corporation Act on February 27, 2003. As of the record date of that meeting, 1,288,227 shares of the Corporation’s voting common stock were issued and outstanding and entitled to vote. At that meeting,              undisputed shares were voted in favor of the amendment,              shares abstained, and              shares were voted against the

amendment. This represented approval by             % of the total shares of voting common stock issued and outstanding and was sufficient for approval by the Corporation’s shareholders.

IV.    Effective Date.    The Certificate of Amendment shall become effective at 6:01 p.m., Eastern Standard Time, on February 27, 2003, in accordance with Section 13.1-606 of the Virginia Stock Corporation Act.

February 27, 2003	CHESAPEAKE FINANCIAL SHARES, INC.

By:
John H. Hunt, II Senior Vice President

ANNEX B

August 30, 2002

Board of Directors
Chesapeake Financial Shares, Inc.
Kilmarnock, Virginia 22482

Madame and Gentlemen:

You have asked us to render our opinion relating to the fairness, from a financial point of view, to the shareholders of Chesapeake Financial Shares, Inc. (“Chesapeake”) of the cash consideration to be paid to certain shareholders of Chesapeake’s common stock in connection with a proposed going-private transaction of the Company (the “Transaction”) pursuant to and in accordance with the terms of a Merger Agreement (the “Agreement”).

You have advised us that, pursuant to the Agreement, Chesapeake Merger Corp., formed for the sole purpose of effecting the merger, will be merged with and into Chesapeake, which will be the surviving corporation. When the merger becomes effective, each outstanding shareholder owning less than 500 shares of Chesapeake’s common stock (excluding shares held by Chesapeake’s shareholders who have perfected their dissenters’ rights of appraisal) will be converted into the right to receive cash in the amount of $27.00 per share. All other shares not so converted will continue to be outstanding after the merger.

In developing our opinion, we have, among other things, reviewed and analyzed: (1) the Agreement; (2) the Proxy Statement; (3) Chesapeake’s annual reports to stockholders and its financial statements for the three years ended December 31, 2001; (4) Chesapeake’s unaudited financial statements for the six months ended June 30, 2002 and 2001, and other internal information relating to Chesapeake prepared by Chesapeake’s management; (5) information regarding the trading market for Chesapeake common stock and the price range within which the stock has traded; (6) certain publicly available business and financial information related to Chesapeake as well as financial forecasts and other information on Chesapeake provided by management; and (7) the consideration to be paid as set forth in the Agreement in relation to, among other things, current and historical market prices of Chesapeake common stock. We have discussed with members of Chesapeake management the background to the Transaction, reasons and basis for the Transaction and the business and future prospects of Chesapeake. Finally, we have conducted such other studies, analyses and investigations, particularly of the banking industry, and considered such other information as we deemed appropriate.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of the information furnished to us by or on behalf of Chesapeake. We have not attempted independently to verify such information, nor have we made any independent appraisal of the assets of Chesapeake. We have taken into account our assessment of general economic, financial market and industry conditions as they exist and can be evaluated at the date hereof, as well as our experience in business valuation in general.

On the basis of our analyses and review and in reliance on the accuracy and completeness of the information furnished to us and subject to the conditions noted above, it is our opinion that, as of the date hereof the consideration to be paid in the Transaction is fair, from a financial point of view, to the shareholders of Chesapeake Common Stock, including both those shareholders who will receive cash in the Transaction and those shareholders who will remain shareholders after the Transaction.

Very truly yours,

SCOTT & STRINGFELLOW, INC.

PROXY

CHESAPEAKE FINANCIAL SHARES, INC.
Kilmarnock, Virginia

This Proxy is solicited on behalf of the Board of Directors.

The undersigned, revoking all prior proxies, hereby appoints T. Nash Broaddus and Eugene S. Hudnall, as attorneys-in-fact and proxies, and each of them with full power of substitution, and hereby authorizes them to represent and to vote, as designated below, all the shares of common stock of Chesapeake Financial Shares, Inc. held of record by the undersigned on January 17, 2003 at the Special Meeting of Shareholders to be held at the Chesapeake Bank Operations Center, 35 School Street, Kilmarnock, Virginia at 10:00 a.m. on February 27, 2003, or any adjournment thereof, on each of the following matters:

1.  To approve an amendment to the articles of incorporation of Chesapeake Financial Shares, Inc. to authorize a 1-for-500 reverse split followed immediately by a forward 500-for-1 stock split of Chesapeake’s common stock, as described in the proxy statement of Chesapeake dated January 31, 2003.

FOR ☐	AGAINST ☐	ABSTAIN ☐ (has the same effect as a vote Against)

2.  In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted “FOR” proposal number 1. All joint owners MUST sign. This proxy may be revoked at any time prior to its exercise.

Please sign exactly as your name appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Please sign exactly as your name appears hereon. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such.
Dated: February , 2003

Number of Shares

Signature

Signature (if jointly owned)

PLEASE MARK, SIGN, DATE & RETURN THIS PROXY
PROMPTLY IN ENCLOSED ENVELOPE.